Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED

PURCHASE AGREEMENT

BY AND AMONG

RED LION HOTELS FRANCHISING, INC.,

KNIGHTS FRANCHISE SYSTEMS, INC.,

WYNDHAM HOTEL GROUP, LLC,

AND

THE ASSET SELLERS PARTY HERETO

Dated as of May 1, 2018

i

DEFINED TERMS

Accounting Firm	4
Acquisition	1
Acquisition Documents	46
Acquisition Proposal	29
Action	11
Adjustment Amount	3
Adjustment Calculation Time	3
Affiliate	45
Affiliated Group	45
Agreement	1
Annual Financial Statements	8
Asset Sellers	46
Assumed Liabilities	2
Business	1
Business Day	46
Business Intellectual Property	12
Business Systems	46
Business Value	2
Cash	46
Closing	5
Closing Date	5
Closing Payment	2
Code	46
Company	1
Company Indebtedness	3
Company Representatives	28
Company Terminating Breach	39
Confidential Information	33
Confidentiality Agreement	28
Copyrights	13
Data Security Requirements	46
Deposit	2
Effective Time	5
ERISA	11
ERISA Affiliate	46
Estimated Adjustment Amount	3
Excluded Assets	2
Excluded Liabilities	2
Financial Statements	8
Franchise Agreements	46
Funded Indebtedness	47
GAAP	8
Governmental Authority	8
Indebtedness	47

Indemnified Party	43
Indemnifying Party	43
Intellectual Property	12
Interim Financial Statements	8
Knights Inn Franchise	47
Knowledge	47
Law	47
Laws	47
Liability	47
Liens	1
Losses	40
Marks	12
Material Adverse Effect	47
Material Contract	14
Maximum Aggregate Liability Amount	42
Mini-Basket	42
Minimum Aggregate Liability Amount	42
Net Working Capital	3
Non-Party Affiliates	52
Objection Notice	4
OFAC	20
Off-the-Shelf Software	48
Order	48
Original Agreement	1
Outside Date	39
Permit	10
Permitted Liens	48
Person	48
Post-Closing Tax Period	48
Pre-Closing Period	30
Purchase Price	2
Purchased Assets	2
Purchaser	1
Purchaser Representatives	28
Purchaser Terminating Breach	39
Sanctioned Person	20
Share Purchase	1
Shares	1
Shortfall	5
Software	49
Stockholder	1
Straddle Period	49
Tax	16
Tax Claim	49
Tax Return	16
Transaction Expenses	49

v

Transactions	7
Transfer Documents	37
Transfer Taxes	29
Transition Services Agreement	49
Treasury Regulations	49
Underpayment	5
Willful Breach	49

AMENDED AND RESTATED PURCHASE AGREEMENT

This AMENDED AND RESTATED PURCHASE AGREEMENT (this “Agreement”), dated as of May 1, 2018, is made by and among Red Lion Hotels Franchising, Inc., a Washington corporation (“Purchaser”), Knights Franchise Systems, Inc., a Delaware corporation (the “Company”), Wyndham Hotel Group, LLC, a Delaware limited liability company and the sole stockholder of the Company (the “Stockholder”), and the Asset Sellers signatory hereto.

WHEREAS, Purchaser, the Company, the Stockholder and the Asset Sellers previously entered into that certain Purchase Agreement, dated as of April 3, 2018 (the “Original Agreement”);

WHEREAS, Section 9.4 of the Original Agreement provides that the Original Agreement may be amended by an instrument in writing signed by the parties to the Original Agreement;

WHEREAS, Purchaser, the Company, the Stockholder and the Asset Sellers desire to amend and restate the Original Agreement as set forth below;

WHEREAS, the Company and the Asset Sellers are engaged in, among other things, the business of franchising Knights Inn branded hotels to hotel owners (the “Business”);

WHEREAS, the Stockholder desires to sell to Purchaser, and Purchaser desires to purchase from the Stockholder, all of the issued and outstanding shares of capital stock of the Company (the “Shares”) upon the terms and conditions set forth in this Agreement (the “Share Purchase”);

WHEREAS, the Asset Sellers desire to sell, or cause to be sold, to Purchaser, and Purchaser desires to purchase from the Asset Sellers, certain properties, rights and assets of the Asset Sellers used or held for use in the operation of the Business, and in connection therewith Purchaser is willing to assume certain liabilities relating to the Business, all upon the terms and subject to the conditions set forth in this Agreement (together with the Share Purchase, the “Acquisition”); and

NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES AND ASSETS

1.1.    Sale and Purchase of Shares. At the Closing, the Stockholder shall sell, assign, transfer and deliver the Shares to Purchaser, and Purchaser shall purchase the Shares from the Stockholder, free and clear of all security interests, liens, claims, pledges, defaults of title, encumbrances, hypothecations, mortgages, restrictions, adverse rights or interests, charges, and other encumbrances of any nature whatsoever (collectively, “Liens”) (other than Permitted Liens), and on the terms and subject to the conditions set forth in this Agreement.

1.2.    Sale and Purchase of Assets. At the Closing, each Asset Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from such Asset Seller, free and clear of all Liens (other than Permitted Liens), on the terms and subject to the conditions and exclusions set forth in this Agreement, all (a) Internet domain names of such Asset Seller primarily used or held for use in the Business, (b) the Franchise Agreements, but only to which such Asset Seller is a party and listed on Section 2.14(a) of the Company Disclosure Schedule, (c) the accounts receivable of such Asset Seller arising from such Asset Seller’s Franchise Agreements, (d) all claims, causes of action, rights of recovery, rights of set-off, and warranties of such Asset Seller (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or otherwise) to the extent relating to the Business or any Purchased Assets, and all defenses and rights of offset or counterclaim to the extent relating to the Assumed Liabilities, in each case including all proceeds, monies and recoveries therefrom received after the Effective Time, and (e) all books and records of such Asset Seller to the extent relating to the Business ((a) – (e) collectively, the “Purchased Assets”), including those items set forth on Section 1.2 of the Company Disclosure Schedule. Purchaser shall not purchase, and the Purchased Assets shall not include, any assets, rights or properties of the Asset Sellers other than those set forth in subsections (a) – (e) above (all such assets, rights and properties not being purchased, the “Excluded Assets”).

1.3.    Assumption and Exclusion of Liabilities. At the Closing, upon the terms and subject to the conditions and exclusions set forth in this Agreement, Purchaser shall assume and agree to pay, perform and discharge when due, only the Liabilities of the Asset Sellers (i) in respect of the Franchise Agreements to which an Asset Seller is a party and listed on Section 2.14(a) of the Company Disclosure Schedule, (ii) current liabilities of the Asset Sellers expressly included in the Net Working Capital calculation or (iii) otherwise set forth on Section 1.3 of the Company Disclosure Schedule (the “Assumed Liabilities”). Notwithstanding anything to the contrary in this Agreement, as of the Closing, the Asset Sellers shall retain and shall be responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, any Liabilities of the Asset Sellers or any of their Affiliates (other than the Company) of any kind or nature whatsoever other than the Assumed Liabilities (whether or not related to the Business) (collectively, the “Excluded Liabilities”).

1.4.    Purchase Price.

(a)    The total consideration payable by Purchaser for the Shares, the Purchased Assets, and the other rights and benefits conferred in this Agreement shall be $27,000,000 (subject to adjustment as provided in Section 1.5) (the “Business Value”), plus or minus the Adjustment Amount (the “Purchase Price”). As additional consideration, at the Closing, Purchaser shall assume, pay, undertake, perform and discharge the Assumed Liabilities pursuant to Section 1.3.

(b)    Promptly following the execution of this Agreement, and in any event on the date hereof, Purchaser shall deposit or cause to be deposited into an account designated in writing by the Stockholder, by wire transfer of immediately available funds, cash in an amount equal to $3,000,000 (the “Deposit”).

(c)    At the Closing, Purchaser shall:

(i)    deposit or cause to be deposited into an account designated in writing by the Stockholder, by wire transfer of immediately available funds, cash in an amount equal to the Business Value, minus the Deposit, plus or minus the Estimated Adjustment Amount (the “Closing Payment”);

(ii)    pay, or cause to be paid, on behalf of the Company, the amounts reflected in the payoff letters delivered pursuant to Section 1.5(b), to the lenders named therein and in the manner set forth therein; and

(iii)    pay, or cause to be paid, on behalf of the Stockholder or its Affiliates, the Transaction Expenses of the Company that are unpaid as of the Closing.

1.5.    Adjustment Amount.

(a)    Adjustment Amount. For the purposes of this Agreement, “Adjustment Amount” means, without duplication, (a) the aggregate amount of Cash of the Company as of 12:01 a.m., Eastern time, on the Closing Date (the “Adjustment Calculation Time”), plus (b) the amount (which may be a positive or negative number) by which the Net Working Capital exceeds $1,349,116, minus (c) the aggregate amount of Indebtedness of the Company (“Company Indebtedness”) as of the Closing, minus (d) any Transaction Expenses of the Company that are unpaid as of the Closing. For the purposes of this Agreement, “Net Working Capital” means, without duplication, the (i) current assets of the Company (excluding Cash, intercompany receivables, Tax receivables or Tax assets, receivables with respect to any rewards program offered by Stockholder or any Affiliate (net of allowance for bad debt), franchisee notes receivable (net of allowance for bad debt and not including any franchisee payment plans)), plus (ii) the current assets of the Asset Sellers that constitute Purchased Assets, minus (iii) the current liabilities of the Company (excluding intercompany liabilities, Tax liabilities, accrued interest, franchisee deferred revenue related to notes receivable, and the current portion of Company Indebtedness and Transaction Expenses), minus (iv) the current liabilities of the Asset Sellers that constitute Assumed Liabilities, in each case as of the Adjustment Calculation Time. Attached hereto as Exhibit A is an example calculation of the Adjustment Amount and Net Working Capital; the Adjustment Amount and Net Working Capital shall be calculated in a manner consistent with Exhibit A and in all events in accordance with GAAP.

(b)    Estimated Adjustment Amount. At least three (3) Business Days, but no more than five (5) Business Days, prior to the Closing Date, the Company shall deliver to Purchaser (i) payoff letters in respect of all Funded Indebtedness of the Company that is unpaid as of the Closing, and (ii) a certificate signed by an authorized officer of the Company, certifying as to the Company’s good faith estimate of (A) the aggregate amount of Cash of the Company as of the Adjustment Calculation Time, (B) Net Working Capital, (C) the Transaction Expenses of the Company that are unpaid as of the Closing, and (D) the Adjustment Amount (the “Estimated Adjustment Amount”), including in each case reasonable detail with supporting documentation. If the Estimated Adjustment Amount is a negative number, the Closing Payment shall be decreased by the Estimated Adjustment Amount; if the Estimated Adjustment Amount is a positive number, the Closing Payment shall be increased by the Estimated Adjustment Amount.

(c)    Determination of Final Adjustment Amount. Within ninety (90) days following the Closing Date, Purchaser shall deliver written notice to the Stockholder of its calculation of the Adjustment Amount, including reasonable detail with supporting documentation. The Stockholder and any accountants and advisors engaged by the Stockholder shall be permitted reasonable access to the books and records of the Company and the Asset Sellers and any documents, schedules or workpapers used by Purchaser in its calculation of the Adjustment Amount, solely for purposes of the Stockholder evaluating Purchaser’s calculation of the Adjustment Amount and making the Stockholder’s own calculation of the Adjustment Amount. If the Stockholder disagrees with Purchaser’s calculation of the Adjustment Amount, within forty-five (45) days after receipt of Purchaser’s calculation of the Adjustment Amount, the Stockholder shall deliver written notice to Purchaser setting forth its calculation of the Adjustment Amount, including the basis for the disagreement in reasonable detail (the “Objection Notice”). If the Stockholder (x) delivers a notice to Purchaser agreeing to Purchaser’s calculation of the Adjustment Amount or (y) fails to timely deliver an Objection Notice, Purchaser’s calculation of the Adjustment Amount shall be final and binding on Purchaser and the Stockholder. If the Stockholder timely delivers an Objection Notice to Purchaser, then Purchaser and the Stockholder shall attempt in good faith to resolve any disputes as to the computation of the Adjustment Amount within thirty (30) days after the date of delivery of the Objection Notice. If Purchaser and the Stockholder cannot reach agreement on all such disputes within such thirty (30)-day period (or such longer period as they may mutually agree), then all remaining disputes as to the computation of the Adjustment Amount shall be resolved in accordance with the procedure set forth in Section 1.5(d).

(d)    Dispute Resolution Regarding Adjustment Amount. In the event that Purchaser and the Stockholder cannot reach agreement on all disputes as to the computation of the Adjustment Amount within thirty (30) days after delivery of the Objection Notice (or such longer period as they may mutually agree), Purchaser and the Stockholder shall jointly submit such disputed determination to Cohn Reznick or such other independent accounting firm mutually agreed upon by Purchaser and the Stockholder (the “Accounting Firm”) for computation or verification of the Adjustment Amount in accordance with the provisions of this Section 1.5. Purchaser and the Stockholder shall direct the Accounting Firm to review the matters in dispute and, within thirty (30) days following its engagement (or within the shortest time frame as the Accounting Firm shall agree), deliver a written report to Purchaser and the Stockholder setting forth its determination of the proper amounts of such disputed matters and a calculation of the Adjustment Amount. The Accounting Firm shall determine only those items and amounts set forth in the Objection Notice that Purchaser and the Stockholder were unable to resolve. Each of Purchaser and the Stockholder shall be entitled to make a presentation to the Accounting Firm regarding the items and amounts that they are unable to resolve, but neither Purchaser nor the Stockholder shall meet separately with the Accounting Firm without the other party’s prior written consent. In making its determination, the Accounting Firm shall (i) be bound by the terms and conditions of this Agreement, including the definitions of Adjustment Amount and Net Working Capital, the methodology for calculating the Adjustment Amount and Net Working Capital and the terms of this Section 1.5(d), and (ii) not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either Purchaser or the Stockholder or that is less than the lowest value for such amount claimed by either Purchaser or the Stockholder. Purchaser and the Stockholder shall cooperate with and timely respond to all reasonable requests for information, books, records and similar items by the Accounting Firm. Except as provided by the penultimate sentence of Section 1.5(c), the submission of the disputed matter to the Accounting Firm shall be the exclusive remedy for resolving disputes related to the determination of the Adjustment Amount, and the Accounting Firm’s determination shall be binding upon Purchaser and the Stockholder. The Accounting Firm’s fees and expenses shall be borne by the party whose calculation of the Adjustment Amount was farthest from the determination of the Adjustment Amount by the Accounting Firm, or, if the determination of the Adjustment Amount by the Accounting Firm is equidistant between the calculations of the parties of the Adjustment Amount, shall be borne equally by Purchaser, on the one hand, and the Stockholder, on the other hand.

(e)    Shortfall. If the Adjustment Amount, as finally determined pursuant to Section 1.5(c) or (d), is less than the Estimated Adjustment Amount (the positive amount of such difference, the “Shortfall”), then such Shortfall shall be paid by the Stockholder, within three (3) Business Days of such final determination, by wire transfer of immediately available funds, into an account designated in writing by Purchaser.

(f)    Underpayment. If the Adjustment Amount, as finally determined pursuant to Section 1.5(c) or (d), is greater than the Estimated Adjustment Amount (such difference, the “Underpayment”), Purchaser shall, within three (3) Business Days of such determination, deposit or cause to be deposited an amount equal to the Underpayment, by wire transfer of immediately available funds, into an account designated in writing by the Stockholder.

1.6.    Closing.

(a)    The closing of the Acquisition (the “Closing”) shall take place at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309, at 10:00 a.m., Eastern time, (i) on the later of (A) the date most promptly practicable following the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms cannot be satisfied until the Closing), but in no event later than the third (3rd) Business Day following such date or (B) May 14, 2018, or (ii) at such other place and time and/or on such other date as Purchaser and the Stockholder may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

(b)    All deliveries, payments and other transactions and documents relating to the Closing (i) shall be independent and shall not be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing), and (ii) shall be deemed to be consummated simultaneously. All transactions contemplated by this Agreement to occur on or as of the Closing Date will be deemed to have occurred simultaneously and to be effective as of 11:59 p.m., Eastern Time, on the day immediately prior to the Closing Date (the “Effective Time”).

1.7.    Allocation of Purchase Price. The Stockholder, the Asset Sellers and Purchaser shall allocate the Purchase Price to the Shares and the Purchased Assets for all purposes (including Tax and financial accounting) as agreed between the Stockholder and the Purchaser in good faith within ninety (90) days following the Closing Date. In the event that the Stockholder and the Purchaser are unable to agree upon the allocation within such ninety (90)-day period, then the allocation shall be determined by the Accounting Firm, whose decision shall be final and binding upon the parties hereto. The fees and costs of the Accounting Firm shall be paid one-half by the Purchaser and one-half by the Stockholder. The Stockholder, the Asset Sellers and Purchaser shall file all Tax Returns in a manner consistent with such allocation as agreed upon or finally determined.

1.8.    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Purchaser shall be entitled to deduct and withhold from the Purchase Price and all other amounts payable pursuant to or in connection with this Agreement and the Transactions such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Law. If Purchaser intends to deduct and withhold from the Purchase Price and any other amounts payable hereunder, Purchaser shall provide the Stockholder or the Asset Sellers, or both if required, with advance notice of at least three (3) Business Days of its intention to withhold and provide the Stockholder and the Asset Sellers with reasonable opportunity to cure or remedy the matter that would otherwise require the withholding at issue. All amounts so withheld or deducted shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

AND THE ASSET SELLERS

The Stockholder, the Company and the Asset Sellers represent and warrant to Purchaser as follows:

2.1.    Organization and Qualification; Authority.

(a)    The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified as a foreign entity to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has the requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted.

(b)    The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.

(c)    Each Asset Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Asset Seller is duly qualified as a foreign entity to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect. Each Asset Seller has the requisite company power and authority to own, lease and operate the Purchased Assets held by such Asset Seller and to carry on the Business as it has been and is now being conducted by such Asset Seller.

2.2.    Authorization and Validity. Each of the Company and each Asset Seller has the full power and authority necessary to execute and deliver the Acquisition Documents, to perform its obligations under the Acquisition Documents and to consummate the transactions contemplated by the Acquisition Documents (the “Transactions”). The execution, delivery and performance of the Acquisition Documents by the Company and the Asset Sellers and the consummation of the Transactions by the Company and the Asset Sellers have been duly and validly authorized by all necessary action on the part of the Company and the Asset Sellers. The Acquisition Documents to which the Company or any Asset Seller is a party have been or will be, as the case may be, duly and validly executed and delivered by each of the Company and each Asset Seller, as applicable, and, assuming the due authorization, execution and delivery by Purchaser and each other party thereto, constitute or will constitute a legal, valid and binding obligation of the Company or such Asset Seller, as applicable, enforceable against the Company or such Asset Seller, as applicable, in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.

2.3.    Organizational Documents; Books and Records. The Company has furnished to Purchaser a complete and correct copy of the certificate of incorporation and bylaws (or equivalent organizational documents) of the Company, in each case in full force and effect as of the date of this Agreement. The Company is not in material violation of any provision of its organizational documents. The Company has made available to Purchaser complete and correct copies of the books and records, including minute books, of the Company. The Asset Sellers have made available to Purchaser complete and correct copies of the books and records of the Asset Sellers to the extent reflecting the Purchased Assets or Assumed Liabilities or the operation of the Business.

2.4.    Capitalization.

(a)    The Stockholder is the sole owner of record of the Shares. All of the Shares are validly issued, fully paid and nonassessable. Other than the Shares, there are no outstanding equity securities or voting securities of the Company or securities convertible into or exchangeable for equity securities or voting securities of the Company.

(b)    The Company has not reserved any equity securities or other securities for issuance pursuant to, and has not adopted or authorized, any option plan or other agreement or arrangement providing for the issuance of equity options, restricted equity, equity appreciation rights, phantom equity or other equity-based compensation to its employees, officers, directors or consultants. There are no outstanding options (whether vested or unvested), warrants, convertible securities, calls, preemptive rights, rights of first refusal or other rights, or agreements or commitments of any nature obligating the Company to issue, transfer or sell any capital stock or other equity interests in the Company, or rights issued by the Company, the value of which is based on the capital stock or other equity interests in the Company.

(c)    There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests in the Company. There are no voting trusts or other agreements or understandings relating to voting of any capital stock or other voting securities of the Company or granting to any Person the right to elect, or to designate or nominate for election, a Person to the board of directors of the Company.

2.5.    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance by each of the Company and each Asset Seller of the Acquisition Documents do not, and the consummation of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of the Company or any Asset Seller, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with or violate any Law or Order applicable to (A) the Company or by which it or any of its properties or assets are bound or (B) the Asset Sellers or the Purchased Assets, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any material Permit or Material Contract, or (iv) create any Lien (other than a Permitted Lien) on the Purchased Assets or any property or asset of the Company.

(b)    Except as set forth in Section 2.5(b) of the Company Disclosure Schedule, the execution, delivery and performance by each of the Company and each Asset Seller of the Acquisition Documents to which it is a party do not, and the consummation of the Transactions by the Company and the Asset Sellers will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal, or judicial or arbitral body (each, a “Governmental Authority”) or any other Person.

2.6.    Financial Statements; Undisclosed Liabilities.

(a)    Attached to Section 2.6(a) of the Company Disclosure Schedule are (i) the unaudited combined balance sheets of the Business as of December 31, 2016 and 2017 and related unaudited combined statements of operations for the years then ended (the “Annual Financial Statements”) and (ii) the unaudited combined balance sheet of the Business as of February 28, 2018 (the “Interim Balance Sheet,” and the date thereof, the “Interim Balance Sheet Date”) and related unaudited statements of operations for the two (2) months then ended (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with the books and records of the Business, and (ii) fairly present, in all material respects, the financial position of the Business as of the dates indicated and the results of the operations of the Business for the periods then ended; provided, that the Financial Statements do not reflect the operation of the Business on a stand-alone basis or include corporate overhead allocations for the Stockholder or the Asset Sellers or their Affiliates (other than direct expenses of the Company). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the Financial Statements do not include footnote disclosures and, with respect to the Interim Financial Statements, are subject to normal and recurring year-end adjustments.

(b)    Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, the Business does not have any Liabilities required by GAAP to be set forth on a balance sheet of the Business, except (i) Liabilities reflected, reserved for or disclosed in the Interim Balance Sheet; (ii) Liabilities incurred or accrued in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date and which are not individually or in the aggregate material in amount; and (iii) Transaction Expenses.

(c)    With respect to the Business, there is a system of internal accounting controls designed to provide reasonable assurances that (i) all transactions are executed in accordance with the Business’ management’s general or specific authorization and (ii) all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP applied on a consistent basis. There has never been (1) any significant deficiency or weakness in any system of internal accounting controls used in connection with the Business, (2) to the Company’s Knowledge, any fraud or other material misconduct that involves any of the management or other Persons who have a role in the preparation of financial statements or the internal accounting controls used in connection with the Business or (3)  any written or, to the to the Company’s Knowledge, other claim or allegation regarding any of the foregoing.

2.7.    Absence of Certain Changes or Events. Except as set forth in Section 2.7 of the Company Disclosure Schedule or as contemplated by this Agreement, since the Interim Balance Sheet Date, the Business has been conducted in the ordinary course of business consistent with past practice and there has not been any Material Adverse Effect. Except as set forth in Section 2.7 of the Company Disclosure Schedule or as contemplated by this Agreement, since the Interim Balance Sheet Date, there has not been any:

(a)    amendment of the certificate of incorporation or bylaws of the Company;

(b)    split, combination or reclassification of any shares of the Company’s capital stock;

(c)    issuance, sale or other disposition of any of the Company’s capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of the Company’s capital stock;

(d)    redemption, purchase or acquisition of the Company’s capital stock;

(e)    material change in any method of accounting or accounting practice of the Business, except as required by GAAP or disclosed in the notes to the Financial Statements;

(f)    with respect to the Company and the Asset Sellers (to the extent constituting Assumed Liabilities) incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(g)    transfer, assignment, sale or other disposition of any material assets shown or reflected in the Interim Balance Sheet, other than assets sold or otherwise disposed of in the ordinary course of business consistent with past practices, or cancellation of material debts owed to the Company or the Asset Sellers (if such debts would otherwise constitute Purchased Assets and if such debts would not constitute current assets in the calculation of the Adjustment Amount) or entitlements with respect to the Company or the Asset Sellers (if such entitlements would otherwise constitute Purchased Assets);

(h)    transfer or assignment of or grant of any license or sublicense under or with respect to any Business Intellectual Property other than licenses or sublicenses set forth in the Franchise Agreements or abandonment or lapse of or failure to maintain in full force and effect any Business Intellectual Property;

(i)    material damage, destruction or loss (whether or not covered by insurance) to the Company’s tangible personal property or any Purchased Assets that constitute tangible personal property;

(j)    capital expenditures in excess of $100,000 by the Company or any Asset Seller (to the extent constituting Assumed Liabilities);

(k)    imposition of any Lien (other than a Permitted Lien) upon any of the properties, capital stock or assets, tangible or intangible, of the Company or any Asset Seller (to the extent constituting Purchased Assets); or

(l)    any contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

2.8.    Compliance with Laws; Permits.

(a)    The Company, and each Asset Seller (to the extent relevant to the Business), is in compliance in all material respects with all Laws and Orders applicable to it or by which it or any of its properties or assets is bound. Since January 1, 2015, (i) none of the Company or any Asset Seller (to the extent relevant to the Business) has been subject to any more than insubstantial fine or penalty or material Liability as a result of a failure to comply with any requirement of any applicable Law or Order, and (ii) none of the Company or any Asset Seller (to the extent relevant to the Business) has received any notice of such noncompliance that would be reasonably likely to result in a more than insubstantial fine or penalty or material Liability.

(b)    The Company is the holder of all permits, registrations, licenses, certifications, franchises, approvals, accreditations and other authorizations (each, a “Permit”) required by Law or any Governmental Authority for it to own, lease and operate its properties and assets or to carry on the Business as it is now being conducted. All such Permits are current and valid and no revocation, suspension, restriction, cancellation or adverse modification of any Permit is pending or, to the Company’s Knowledge, threatened. Section 2.8(b) of the Company Disclosure Schedule sets forth a correct and complete list of all such material Permits, materially complete and correct copies of which have been provided to Purchaser. No material violation, default, or deficiency exists with respect to any such Permits listed on Section 2.8(b) of the Company Disclosure Schedule.

(c)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 2.8 shall not apply to compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 2.15).

2.9.    Litigation. Except as set forth in Section 2.9 of the Company Disclosure Schedule, there is no suit, claim, filed complaint, charge, action, arbitration, external audit, administrative or other proceeding (civil, criminal, administrative, regulatory or otherwise) or, to the Company’s Knowledge, examination, investigation or inquiry (each, an “Action”) pending, or, to the Company’s Knowledge, threatened, against the Company, or against any Asset Seller (to the extent relevant to the Purchased Assets or Assumed Liabilities or the operation of the Business following the Closing). There are no Orders binding on an Asset Seller (to the extent relevant to the Purchased Assets or Assumed Liabilities or the operation of the Business following the Closing), the Company, or any of the Company’s properties or assets.

2.10.    Employment Matters; Employee Benefit Plans.

(a)    Since January 1, 2014, the Company has not had any employees. The Company has never maintained, and since January 1, 2014, the Company has not contributed to, or had any Liability with respect to, any (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), or (iii) other bonus, deferred compensation, pension, profit-sharing, equity compensation, retirement, health or other insurance, stock purchase, stock-based, incentive, vacation pay, sick pay, other fringe benefits, employment, consulting, severance, retention, termination or change-of-control plans, agreements, arrangements, practices or understandings.

(b)    Neither the Company nor any of its ERISA Affiliates has ever maintained or had an obligation to contribute to, (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA, (ii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)), (iii) a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA), (iv) a “multiple employer welfare arrangement” (as such term is defined Section 3(40) of ERISA), or (v) a funded welfare benefit plan (as such term is defined in Section 419 of the Code). None of the Company or its ERISA Affiliates has incurred, and there are no circumstances under which it could reasonably be expected to incur, any material Liability under Title IV of ERISA or Section 412 of the Code.

2.11.    Title to Assets; Real Property.

(a)    The Company has good and valid title to, or a valid leasehold interest in, all personal property and other assets reflected in the Interim Financial Statements or acquired after the Interim Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practices since the Interim Balance Sheet Date. All such personal property and assets (including leasehold interests) are free and clear of Liens, other than Permitted Liens. The Asset Sellers have good and valid title to, or a valid leasehold interest in, all of the Purchased Assets, and the Purchased Assets are free and clear of all Liens, other than Permitted Liens.

(b)    The Company has never owned any real property. The Company is not, and has never been, a party to any lease or other agreement for the lease, occupancy or other use of real property.

2.12.    Intellectual Property.

(a)    Section 2.12(a) of the Company Disclosure Schedule sets forth a correct and complete list of U.S. and foreign (i) (A) issued patents and patent applications, (B) Marks (as defined below) and applications, (C) Software (other than Off-the-Shelf Software), (D) Internet domain names, Internet protocol addresses, telephone numbers, and cellular texting short codes, and (E) registered Copyrights (as defined below) and applications, in each case that are owned by the Company or licensed to the Company (and to which the Company will continue to have a license following the Closing (other than through the Transition Services Agreement)), and (ii) Intellectual Property that constitutes Purchased Assets. Other than the Internet domain names listed on Section 2.12(a) of the Company Disclosure Schedule, there are no Internet domain names or Marks of the Asset Sellers or any Affiliates (other than the Company) primarily used or held for use in the Business as currently conducted. The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own, use or hold for use any Business Intellectual Property, as owned, used or held for use in the conduct of the Business prior to the Closing. Except as otherwise set forth on Section 2.12(a) of the Company Disclosure Schedule, none of the Intellectual Property owned by the Company or that constitutes a Purchased Asset has been cancelled, abandoned or adjudicated invalid or unenforceable. All renewals and maintenance fees due in respect of such Intellectual Property have been timely and duly paid and Section 2.12(a) of the Company Disclosure Schedule identifies and describes each payment, filing or other action, if any, that must be taken or made on or before the date that is 90 days after the date of this Agreement in order to maintain such Intellectual Property in full force and effect.

(b)    Except as otherwise set forth on Section 2.12(b) of the Company Disclosure Schedule, either the Company or an Asset Seller owns and possesses all right, title and interest in and to, or has a valid and enforceable right to use, all Business Intellectual Property (as defined below). The Business Intellectual Property is enforceable, valid and subsisting. The Company has taken commercially reasonable steps to protect the confidentiality of all trade secrets included in the Business Intellectual Property. No current or former owner or employee of the Company or of any Asset Seller has any right, title or interest in or to any of the Business Intellectual Property owned by the Company or any Asset Seller, or to the Knowledge of the Company, licensed to or used by the Company or any Asset Seller. Except as otherwise set forth on Section 2.12(b) of the Company Disclosure Schedule, neither the Company nor any Asset Seller receives any royalty from any Person with respect to any Business Intellectual Property, and neither the Company nor any Asset Seller has licensed to any Person the right to use any Business Intellectual Property (other than ordinary course licenses to franchisees or to vendors for marketing). Except as otherwise set forth on Section 2.12(b) of the Company Disclosure Schedule, neither the Company nor any Asset Seller pays any royalty to any Person with respect to any Business Intellectual Property. For purposes of this Agreement, “Business Intellectual Property” means all U.S. and foreign (i) (A) issued patents and patent applications, (B) Marks, (C) Copyrights, (D) Software, (E) trade secrets, confidential information or know-how, and (F) Internet domain names, Internet protocol addresses, telephone numbers, and cellular texting short codes ((A) through (F)

collectively, “Intellectual Property”), in each case owned by the Company or licensed to the Company (and to which the Company will continue to have a license following the Closing (other than through the Transition Services Agreement)) and (ii) Intellectual Property that constitutes Purchased Assets. For purposes of this Agreement, “Marks” means all trademarks, trade names, trade dress, service marks, service names, brand names, logos, symbols, slogans, tag lines, or account names (including any social networking names and media names) (and all registrations, applications, renewals and extensions of any of the foregoing), together with all goodwill associated with any of the foregoing. For purposes of this Agreement, “Copyrights” means original and published and unpublished works of authorship, including website content, advertising content, and promotional materials (and all registrations, applications, renewals and extensions of any of the foregoing), and all amendments, alternations, modifications, restorations and reversions of any of the foregoing.

(c)    To the Company’s Knowledge, none of the Purchased Assets or the properties or assets of the Company, or the conduct of the Business, infringes or otherwise violates any intellectual property rights of any other Person, and neither the Company nor any Asset Seller has received a notice, claim or demand of any such infringement or violation. Except as otherwise set forth on Section 2.12(c) of the Company Disclosure Schedule, to the Company’s Knowledge, no Person has materially infringed or is materially infringing or otherwise materially violating any of the Business Intellectual Property.

2.13.    Data Security.

(a)    The Business Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for all Software, in each case as necessary for the conduct of the business and operations of the Company as currently conducted .

(b)    There has been no material failure, breakdown, performance reduction or, to the Company’s Knowledge, unauthorized access, use, intrusion or breach of security or other adverse event affecting any Business Systems, that has caused: (i) substantial disruption of or interruption in or to the use of such Business Systems or the conduct of the Business; (ii) material loss, destruction, damage or harm of or to the Company or its operations, personnel, property or other assets; or (iii) material liability of any kind to the Company, including any such breach or incident that requires notice to any third party.

(c)    The Company maintains commercially reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities and acts in material compliance therewith.

(d)    The Company is and has been in compliance in all material respects with all Data Security Requirements. No Person (including any Governmental Authority) has commenced any Action relating to the Company’s information privacy or data security practices to which the Company is bound or to which Company has committed, including with respect to the collection, use, transfer, sharing, storage, or disposal of personal information maintained by or on behalf of the Company, and, to the Knowledge of the Company, no Person has threatened any such Action or made any complaint, investigation, or inquiry relating to such practices.

2.14.    Material Contracts.

(a)    Section 2.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of all binding contracts, agreements, commitments, instruments or obligations (whether written or oral, contingent or otherwise) (x) to which the Company is a party or its properties or assets is bound, and under which any party has continuing obligations, (y) which constitute Purchased Assets or (z) by which any Purchased Assets will be bound or subject following the Closing, in each case (of clauses (x) – (z)) which falls into any of the following categories (each, a “Material Contract”):

(i)    the Franchise Agreements;

(ii)    all contracts that contain any covenant (A) limiting the right of the Company or any Asset Seller to engage in any line of business or to compete with any Person in any line of business or in any geographic location, or (B) prohibiting the Company or any Asset Seller from engaging in business with any Person or levying a fine, charge or other payment for doing so;

(iii)    all contracts resulting in payment by the Company to a third party in excess of $100,000 annually, in any individual case;

(iv)    all contracts for the performance of services by the Company or any Asset Seller in excess of $100,000 annually, in any individual case;

(v)    all contracts that require the Company to purchase more than 50% of its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(vi)    all contracts that relate to the acquisition by the Company of any ownership interest in any other Person or business enterprise;

(vii)    all contracts for the incurrence of indebtedness for borrowed money or the extension of credit (whether incurred, assumed, guaranteed or secured by any asset), other than accounts receivables and payables in the ordinary course of business consistent with past practice;

(viii)    all contracts that grant to any third party a Lien (other than a Permitted Lien) on all or any of the Company’s properties and assets or any Purchased Assets;

(ix)    all contracts regarding any Business Intellectual Property, including related maintenance and support agreements;

(x)    all contracts that provide for the assumption of any Tax, environmental or other Liability of any Person, other than pursuant to customary indemnification provisions;

(xi)    all agency, promotion, market research, marketing consulting and advertising contracts, other than Franchise Agreements;

(xii)    all contracts containing any continuing “earn-out” or other contingent payment obligations of the Company or any Asset Seller; or

(xiii)    all contracts that involve any joint venture, partnership or similar revenue sharing arrangement of the Company or any Asset Seller.

(b)    The Stockholder has made available to Purchaser correct and complete copies of all of the Material Contracts (other than any intercompany agreements that will be terminated as of Closing). All of the Material Contracts are valid, binding and in full force and effect in accordance with their terms, except to the extent they have previously expired or terminated in accordance with their terms. Neither the Company nor any Asset Seller is in material violation of or material default under any Material Contract, and to the Company’s Knowledge, there is no existing or claimed material violation or material default by any other party to any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, is likely to constitute a material default by the Company or any Asset Seller under any Material Contract. Except as set forth on Section 2.14(b) of the Company Disclosure Schedule, there are no material disputes under any Material Contract pending and the Company has not received notice pursuant to any Material Contract of any threatened material disputes.

(c)    Except as set forth on Section 2.14(c) of the Company Disclosure Schedule, in the twelve (12) months prior to the date of this Agreement, neither the Company nor any Asset Seller has received notice pursuant to any Material Contract that the counterparty intends to terminate or request a material modification to such Material Contract. Except as set forth on Section 2.14(c) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, (i) in the six (6) months prior to the date of this Agreement, neither the Company nor any Asset Seller has received, to the Company’s Knowledge (which for this purpose shall be actual knowledge), oral notice from any counterparty to a Franchise Agreement that such party intends to terminate or request a material modification to, or materially breach, such Franchise Agreement, and (ii) in the six (6) months prior to the date of this Agreement, to the Company’s Knowledge (which for this purpose shall be actual knowledge), none of the following circumstances has occurred: (1) the Company has provided a notice of non-renewal to the other party to a Franchise Agreement; (2) possession or control of the property that is the subject of the Franchise Agreement has been assumed by a receiver, management company, bankruptcy trustee, secured lender, or similar party that has not agreed to assume the Franchise Agreement (whether on a temporary or permanent basis); (3) at least 50% of the guest rooms at the property that is the subject of a Franchise Agreement have become un-rentable or otherwise out of service, whether as a result of fire, flood, or other natural disaster, the exercise of partial eminent domain, a life/safety issue or otherwise; or (4) a change of control of the property that is the subject of the Franchise Agreement, where the transferee has failed to assume the Franchise Agreement or enter into a new Franchise Agreement after 30 days. Except as set forth on Section 2.14(c) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, in the ninety (90) days prior to the date of this Agreement, to the Company’s Knowledge (which for this purpose shall be actual knowledge), the Company has not provided the franchisee with written notice that the franchisee is in default of the Franchise Agreement as a result of quality assurance issues, where the franchisee has not agreed in writing to a corrective action plan.

(d)    Section 2.14(d) of the Company Disclosure Schedule identifies by jurisdiction and effective date all currently effective registrations under the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436 et seq. and any other Law regulating the offer and/or sale of franchises, business opportunities, seller-assisted marketing plans or similar relationships (the “Franchise Laws”) that are applicable to the Business. The Company and each Asset Seller has complied in all material respects with the Franchise Laws. None of the Company or any Asset Seller is subject to any Order that would prohibit or restrict the offer or sale of any Knights Inn Franchise in any jurisdiction within the United States.

(e)    To the Company’s Knowledge, all funds administered by or paid to the Business by or on behalf of one or more Knights Inn Franchises at any time since January 1, 2015, including funds that the Knights Inn Franchises contributed for advertising and promotion, and any rebates and other payments made by suppliers and other third parties on account of the Knights Inn Franchises’ purchases from those suppliers and third parties, have been administered and spent in accordance in all material respects with the applicable Franchise Agreements.

2.15.    Taxes. Except as set forth in Section 2.15 of the Company Disclosure Schedule:

(a)    For purposes of this Agreement, “Tax” means (i) any federal, state, county, local, or foreign tax, charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, medical, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee or charge of any kind whatsoever, imposed, determined, assessed or collected by any Governmental Authority or required to be withheld by any Person, in each case whether or not disputed, including any interest, penalties, and additions imposed thereon or with respect thereto, (ii) any Liability for the payment of any amounts of the type described in clause (i) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto); and (iii) any Liability for the payment of any amounts of the type described in clause (i) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the Liability of any other Person, or as a transferee or successor, by contract, or otherwise. For purposes of this Agreement, “Tax Return” means all federal, state, local and foreign returns, schedules, attachments, estimates, information statements, notices, notifications, forms, elections, certificates or other documents or reports relating to Taxes, and any amendments thereto, including any return of an Affiliated Group that includes the Company filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

(b)    All Tax Returns required to be filed by or on behalf of each Asset Seller (with respect to the Business or the Purchased Assets) and the Company have been timely filed with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are correct and complete in all material respects. Each Asset Seller (with respect to the Business or the Purchased Assets) and the Company has not received written notice from any Governmental Authority in a jurisdiction where the Asset Seller or the Company does not file a Tax Return that it may be subject to Taxes by that jurisdiction. The Company has not requested or been granted an extension of the time for filing any Tax Return which has not yet been filed.

(c)    All Taxes payable (regardless of whether shown on any Tax Return) by or on behalf of each Asset Seller (with respect to the Business or the Purchased Assets) and the Company have been fully and timely paid, other than Taxes being contested in good faith by appropriate proceedings and disclosed in Section 2.15(c) of the Company Disclosure Schedule. Each Asset Seller (with respect to the Business or the Purchased Assets) and the Company has duly withheld or collected and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any creditor, shareholder, member or other third party. There are no Liens for Taxes (other than Permitted Liens) on any properties or assets of the Company or the Purchased Assets.

(d)    Neither any Asset Seller (with respect to the Business or the Purchased Assets) nor the Company has received any written notice of assessment or proposed assessment in connection with any Taxes of the Asset Seller or the Company, and there are no Actions regarding any Taxes of any Asset Seller (with respect to the Business or the Purchased Assets) or the Company that are currently being conducted or of which the Asset Seller or the Company has received written notice. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, election or filing.

(e)    Section 2.15(e) of the Company Disclosure Schedule (i) lists all federal, state, local, and foreign income and franchise Tax Returns filed by or with respect to the Company for taxable periods ended on or after December 31, 2013 and (ii) indicates any Tax Return of the Company that has been audited. The Company has made available to Purchaser correct and complete copies of all income, franchise, payroll, property and sale and use Tax Returns of the Company filed on a stand-alone basis and examination reports, and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2013.

(f)    The Company is not a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than an agreement between or among the Company and the Stockholder, or customary provisions in commercial contracts or agreements not primarily relating to Taxes and entered into the ordinary course of business). At no time during the last ten (10) years has the Company been a member of an Affiliated Group (other than a group the common parent of which is the Stockholder) or had any Tax Liability for any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or foreign Tax Law, or as a transferee or successor, by contract, or otherwise.

(g)    The Company has not participated in any reportable transaction, as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) in any tax year for which the statute of limitations has not expired.

(h)    None of the Company or any other Person on its behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any knowledge that any Governmental Authority has proposed any such adjustment, or has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the Company or (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company.

(i)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of income Tax law) arising in a taxable period ending on or before the Closing Date, (iv) installment sale or open transaction disposition made prior to the Closing, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing, or (vi) election made under Section 108(i) of the Code (or any corresponding or similar provision of income Tax law).

(j)    The Company is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax Law) as a result of the consummation of the transactions contemplated under this Agreement. The Company does not have any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code or Section 4999 of the Code.

(k)    The Company has not has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)    During the past three (3) years, the Company has not distributed stock of another Person, or had the Company’s stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(m)    The Company is not a partner or a member of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for federal income tax purposes.

(n)    The Company has properly (i) collected and remitted sales, value-added, and similar Taxes with respect to sales made to its customers and (ii) for all sales that are exempt from sales, value-added, and similar Taxes and that were made without charging or remitting sales, value-added, or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt.

(o)    The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is organized.

(p)    Neither the Company nor any Asset Seller is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of any other Governmental Authority that will be binding on the Company or the Purchased Assets after the Closing, and no power of attorney has been granted by the Company or any Asset Seller that would have a continuing effect on the Company after the Closing Date or would be binding on Purchaser with respect to Tax matters for taxable periods including, or beginning after, the Closing Date.

(q)    The Company is in material compliance with all applicable Laws relating to the payment and reporting to any Governmental Authority of amounts required under any unclaimed property or escheat Laws.

2.16.    Insurance. The Company does not maintain any insurance policy. Section 2.16 of the Company Disclosure Schedule contains a true and complete list of the Stockholder’s general liability policies, indicating in each case the type of coverage, name of the insured, the insurer, the expiration date of such policy and the amount of coverage. With respect to each insurance policy maintained by the Stockholder, any Asset Seller or their Affiliates that cover losses with respect to the Company or the Business, (i) the policy is legal, valid and binding and enforceable in accordance with its terms and is in full force and effect, (ii) neither the Stockholder nor any Asset Seller is in breach or default under the policy, including failure to make timely payment of all premiums due, (iii) neither the Stockholder nor any Asset Seller (with respect to any loss of the Business) has failed to file any notice or present any claim thereunder in due and timely fashion, and (iv) neither the Stockholder nor the Asset Seller has received any written notice of any actual or threatened cancellation or material limitation of any such policy maintained. The Stockholder or an Asset Seller has maintained in full force and effect general and professional liability insurance coverage for all periods of their ownership and/or operation of the Business. The Stockholder or the Asset Sellers also maintain excess liability insurance on an occurrence basis with respect to the Business. Neither the Stockholder nor any Asset Seller has received any written notice from any insurance carrier denying or disputing a claim with respect to the Company or the Business made on any policies, denying or disputing any coverage or the amount of any claim or reserving rights in connection therewith with respect to the Company or the Business. Except as set forth in Section 2.16 of the Company Disclosure Schedule, there are no claims related to the Business, the Purchased Assets or the Assumed Liabilities pending under any such insurance policies.

2.17.    Affiliated Transactions. Except as set forth in Section 2.17 of the Company Disclosure Schedule, the Company is not a party to, and no Purchased Asset includes, any contract with or for the benefit of any shareholder, member, officer, director, manager, employee or Affiliate of the Company, any Asset Seller or the Stockholder or, to the Company’s Knowledge, any individual related by blood, marriage or adoption to any such Person or any entity in which any such Person owns any beneficial interest.

2.18.    Brokers. Except as set forth in Section 2.18 of the Company Disclosure Schedule, none of the Company or any Asset Seller, or any of their respective officers, managers, or directors, has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions.

2.19.    Bank Accounts. Section 2.19 of the Company Disclosure Schedule sets forth a correct and complete list of all bank accounts, safety deposit boxes and lock boxes of the Company, and designating each authorized signatory with respect thereto.

2.20.    OFAC. The Company and each Asset Seller (to the extent relevant to the Business) is and has been in compliance with all applicable economic sanctions Laws, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) and has not engaged in, nor is now engaging in, any dealings or transactions with (a) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC, (b) any Person located in or organized under the laws of Cuba, Iran, Sudan, Syria, North Korea, or the Crimea region of Ukraine or (c) any Person majority-owned or otherwise controlled by any of the foregoing (any of which is a “Sanctioned Person”), and none of the Company’s or any Asset Seller’s directors, officers, employees, agents or representatives is a Sanctioned Person.

2.21.    Certain Practices.

(a)    To the extent relevant to the Business, none of the Company, any Asset Seller or the Stockholder, or any of their respective equity holders or, to the Knowledge of the Company, officers, directors, employees, independent contractors or agents or any other Person acting on behalf of the Company, any Asset Seller or the Stockholder has, directly or indirectly, in violation of Law, given or agreed to give any money, gift or similar benefit to any referral source, franchisee, licensor, supplier, employee or agent of a franchisee, licensor or supplier, or official or employee of any Governmental Authority or other Person who was, is, or may be in a position to help or hinder the Business (or assist in connection with any actual or proposed transaction).

(b)    To the extent relevant to the Business, none of the Company, any Asset Seller or the Stockholder, or any of their respective equity holders or, to the Knowledge of the Company, officers, directors, employees, independent contractors or agents or any other Person acting on behalf of the Company, any Asset Seller or the Stockholder has made, directly or indirectly, in violation of Law, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (i) any foreign, federal, state, provincial or local governmental official for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a foreign, federal, state, provincial or local governmental agency or subdivision thereof; or (ii) any political party or official thereof or candidate for political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign government or agency or subdivision thereof, in the case of both (i) and (ii) above in order to assist the Company, any Asset Seller or the Stockholder to obtain or retain business for or direct business to the Company or, with respect to the Business, any Asset Seller under circumstances which would subject the Company or any Asset Seller to Liability.

2.22.    Accounts Receivable. The accounts receivable reflected in the Interim Financial Statements and the accounts receivable of the Company or that are Purchased Assets arising after the date thereof have arisen from bona fide transactions entered into by the Company or an Asset Seller involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Business have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

2.23.    Material Suppliers. Section 2.23 of the Company Disclosure Schedule sets forth with respect to the Business (i) each supplier to whom the Company or an Asset Seller (with respect to the Business or the Purchased Assets) has paid consideration for goods or services rendered in an amount greater than or equal to $50,000 for the period from January 1, 2017 to the Interim Balance Sheet Date (collectively, the “Material Suppliers”); and (ii) the approximate amount of purchases from each Material Supplier during such period. Neither the Company, nor any Asset Seller (with respect to the Business or the Purchased Assets) has received any written notice that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

2.24.    No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE II and ARTICLE III, neither the Company, any Asset Seller, the Stockholder nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, in law or in equity, including with respect to the Company, the Business, the Purchased Assets, any Asset Seller, or their respective businesses, operations, assets, equity, liabilities, condition (financial or otherwise) or prospects.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Purchaser as follows:

3.1.    Authorization and Validity. The Stockholder has the power and authority necessary to execute and deliver the Acquisition Documents to which it is a party, to perform its obligations under such Acquisition Documents and to consummate the Transactions. The execution, delivery and performance of the Acquisition Documents to which the Stockholder is a party by it and the consummation of the Transactions by it have been duly and validly authorized by all necessary action on the part of the Stockholder. The Acquisition Documents to which the Stockholder is a party have been or will be, as the case may be, duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Purchaser and each other party thereto, constitute or will constitute a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.

3.2.    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance by the Stockholder of the Acquisition Documents do not, and the consummation of the Transactions will not, (i) conflict with or violate its certificate of formation or operating agreement, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with or violate any Law or Order applicable to the Stockholder or by which the Stockholder or any of its properties or assets is bound, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken and all filings and obligations described in Section 2.5(b) have been made or fulfilled, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any material contract, agreement, instrument, license or permit applicable to the Stockholder or by which any of its properties or assets is bound, or (iv) create any Lien on the Shares.

(b)    Except as set forth in Section 2.5(b) of the Company Disclosure Schedule, the execution, delivery and performance by the Stockholder of the Acquisition Documents to which it is a party do not, and the consummation of the Transactions by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person.

3.3.    Litigation. There are no Actions pending or, to the knowledge of the Stockholder, threatened against the Stockholder, or Orders binding on the Stockholder or any of its properties or assets, in each case that would reasonably be expected to have a Material Adverse Effect.

3.4.    Shares. The Stockholder has good and valid title and is the record and beneficial owner of the Shares, free and clear of all Liens (other than Permitted Liens). The Stockholder does not own any other equity securities or voting securities of the Company or securities convertible into or exchangeable for equity securities or voting securities of the Company, and there are no rights, arrangements, agreements or commitments of any nature obligating the Stockholder to transfer or sell any of the Shares. There are no voting trusts or other agreements or understandings relating to voting of any of the Shares, and the Stockholder is not a party to any agreement granting to any other Person the right to elect, or to designate or nominate for election, a Person to the board of directors of the Company.

3.5.    OFAC. The Stockholder (to the extent relevant to the Business) is and has been in compliance with all applicable economic sanctions Laws, including those administered by OFAC, and has not engaged in, nor is now engaging in, any dealings or transactions with any Sanctioned Person, and none of the Stockholder’s directors, officers, employees, agents or representatives is a Sanctioned Person.

3.6.    No Other Representations and Warranties. Except for the representations and warranties set forth in ARTICLE II and this ARTICLE III, neither the Company, any Asset Seller, the Stockholder nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, in law or in equity, including with respect to the Stockholder or the Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Stockholder as follows:

4.1.    Organization and Qualification; Authority.

(a)    Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington. Purchaser is duly qualified as a foreign corporation to do business and is in good standing (to the extent applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)    Purchaser has the requisite power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it has been and is now being conducted.

4.2.    Authorization and Validity. Purchaser has the full power and authority necessary to execute and deliver the Acquisition Documents to which it is a party, to perform its obligations under such Acquisition Documents and to consummate the Transactions. The execution, delivery and performance of such Acquisition Documents by Purchaser and the consummation of the Transactions by Purchaser have been duly and validly authorized by all necessary action on the part of Purchaser. The Acquisition Documents to which Purchaser is a party have been or will be, as the case may be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party thereto, constitute or will constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by general equitable principles.

4.3.    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance by Purchaser of the Acquisition Documents to which Purchaser is a party do not, and the consummation of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws of Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken and all filings and obligations described in Section 4.3(b) have been made or fulfilled, conflict with or violate any Law or Order applicable to Purchaser or by which Purchaser or any of its properties or assets is bound, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken and all filings and obligations described in Section 4.3(b) have been made or fulfilled, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, or acceleration of any material contract, agreement, instrument, license or permit applicable to Purchaser or by which any of its properties or assets is bound.

(b)    Except as set forth in Section 4.3(b) of the Purchaser Disclosure Schedule, the execution, delivery and performance by Purchaser of the Acquisition Documents do not, and the consummation of the Transactions by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person.

4.4.    Litigation. There are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser, or Orders binding on Purchaser or any of its properties or assets, in each case that would reasonably be expected to have a Material Adverse Effect.

4.5.    Brokers. Except as set forth in Section 4.5 of the Purchaser Disclosure Schedule, neither Purchaser nor any of its officers, directors or employees has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions.

4.6.    Solvency. Immediately after giving effect to the Acquisition and the other Transactions, Purchaser will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred debts or obligations beyond its ability to pay them in the ordinary course of business as they become due.

4.7.    Financial Ability. Purchaser has all funds necessary to purchase the Shares and the Purchased Assets and to consummate the other Transactions. There is no financing contingency or condition applicable to the Transactions.

4.8.    Restricted Securities. Purchaser is acquiring the Shares for its own account, with the intention of holding the Shares for investment and not with a view to the resale or distribution of any part of the Shares, and Purchaser does not have any present intention of selling, granting any participation in or otherwise distributing the Shares. Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended, by reason of specific exemptions from the registration provisions, which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed in this Agreement. Purchaser understands that the Shares are “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available.

4.9.    OFAC. Purchaser is and has been in compliance with all applicable economic sanctions Laws, including those administered by OFAC and has not engaged in, nor is now engaging in, any dealings or transactions with any Sanctioned Person, and none of Purchaser’s directors, officers, employees, agents or representatives is a Sanctioned Person.

4.10.    No Other Representations and Warranties. Except for the representations and warranties set forth in this ARTICLE IV, neither Purchaser nor any other Person has made or makes any other representations or warranties, written or oral, express or implied, in law or in equity, including with respect to Purchaser.

4.11.    No Reliance. Purchaser acknowledges and agrees that the Stockholder, the Asset Sellers, and the Company have not made, and are not making, any representations or warranties whatsoever, express or implied, except for those representations and warranties of the Stockholder, the Asset Sellers, and the Company expressly set forth in ARTICLE II and ARTICLE III of this Agreement, and Purchaser is not relying and has not relied on any other representations or warranties whatsoever, express or implied, including with respect to the Company, the Business, the Purchased Assets, any Asset Seller, or their respective businesses, operations, assets, equity, liabilities, condition (financial or otherwise) or prospects.

ARTICLE V

COVENANTS

5.1.    Interim Operations. Except as otherwise expressly contemplated by this Agreement, as required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Schedule, or as agreed to in writing by Purchaser (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company, the Stockholder, and the Asset Sellers covenant and agree that, prior to the Closing:

(a)    The Business shall be conducted in the ordinary course of business consistent with past practice;

(b)    The Company and the Asset Sellers shall use commercially reasonable efforts to keep intact the rights, properties and assets, and vendor, supplier, customer, franchisee and other business relationships of the Business;

(c)    The Company shall not (i) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of capital stock or other equity interests of the Company (including securities convertible into, or rights or options to acquire, capital stock or other equity interests of the Company), (ii) repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company (including securities convertible into, or rights or options to acquire, capital stock or other equity interests of the Company), or (iii) amend or otherwise change its certificate of incorporation or bylaws;

(d)    The Company shall not acquire, including by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or make any capital expenditures or commitments in an amount in excess of $25,000 in the aggregate, other than pursuant to existing agreements;

(e)    The Company shall not hire any employees;

(f)    The Company shall not sell, lease, license, subject to any Lien (other than a Permitted Lien) or otherwise encumber or dispose of (including through any sale-leaseback or similar transaction) any of its properties or assets, and no Asset Seller shall take any such action with respect to any of the Purchased Assets, other than (i) pursuant to existing agreements, or (ii) in the ordinary course of business consistent with past practice;

(g)    The Company shall not (i) make or forgive any loans, advances or capital contributions to, or investments in, any Person, other than trade accounts receivable incurred in the ordinary course of business consistent with past practice, (ii) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness or other obligations of any other Person, or (iii) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person;

(h)    The Company shall not adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(i)    None of the Company or any Asset Seller shall enter into, or materially amend, modify or supplement, any Material Contract other than in the ordinary course of business consistent with past practice;

(j)    None of the Company or any Asset Seller (to the extent constituting Purchased Assets) shall waive, release, grant, assign or transfer any of its material rights or claims;

(k)    Each of the Company and the Asset Sellers shall (i) comply in all material respects with its obligations under the Material Contracts as such obligations become due, (ii) use commercially reasonable efforts to maintain insurance covering risks of the Business of such types and in such amounts as are consistent with its past practices, and (iii) use commercially reasonable efforts not to permit any insurance policy naming the Company as beneficiary or loss payable payee to be canceled or terminated;

(l)    None of the Company or any Asset Seller (to the extent relevant to the Purchased Assets or Assumed Liabilities) shall (i) change any accounting policies, practices or procedures (including Tax accounting policies, practices and procedures), except as required by applicable Law or GAAP, (ii) revalue its assets in any material respect (including writing down or writing off any notes or accounts receivable in any material manner), except as required by GAAP, (iii) make or change any Tax election or make or change any method of accounting with respect to Taxes, in each case that would adversely affect the Company following the Closing, except as required by applicable Law, (iv) settle or compromise any material Tax liability that would adversely affect the Company following the Closing, (v) file any amended Tax Return, (vi) enter into any Tax allocation, sharing, indemnity or closing agreement, (vii) agree to an extension or waiver of a statute of limitations applicable to any Tax liability, (viii) fail to pay any material Tax as such Tax becomes due and payable (including any estimated Tax), or (ix) prepare and file any Tax Return in a manner inconsistent with past practice; and

(m)    None of the Company, the Stockholder or any Asset Seller shall agree or commit to take any of the foregoing actions prohibited by this Section 5.1.

Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto acknowledge and agree that neither Purchaser nor its Affiliates have the right to control or direct the Company’s or any Asset Seller’s operations prior to the Closing. Prior to the Closing, each of the Company and each Asset Seller shall exercise, consistent with the terms of this Agreement, complete control and supervision over its operations.

5.2.    Filings and Consents.

(a)    Subject to the terms and conditions of this Agreement, each of the parties shall use its commercially reasonable efforts to (i) cooperate with one another in determining which filings are required to be made by each party prior to the Closing with, and which consents, approvals, permits or authorizations are required to be obtained by each party prior to the Closing from, Governmental Authorities or other Persons in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and (ii) assist one another in timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made and obtained by the other parties. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide the other parties with drafts of such application or filing (excluding any confidential information included therein) and afford one another a reasonable opportunity to comment on such drafts. Each of the parties shall promptly furnish all information required to be included in any such application or filing with any Governmental Authority. Each party shall bear its own costs, fees and expenses in connection with any required notification or filing made or given to, or consent obtained from, any Governmental Authority or other Person in connection with the Transactions; provided, that in no event will any party be required to incur any costs (other than ordinary legal and professional fees or filing fees), pay any consideration, or offer or grant any accommodation (financial or otherwise) to any third party in connection with making any required notifications or obtaining any consents. Without limiting the foregoing, each of the parties shall use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the consummation of the Transactions.

(b)    If an Asset Seller is not able to obtain a required consent, approval, permit or authorization as of the Closing (and Purchaser waives such delivery requirement with respect to those consents set forth on Schedule 6.2(n) for purposes of the Closing), upon the request of Purchaser during the six-month period following the Closing Date, such Asset Seller will use commercially reasonable efforts to obtain such consent, approval, permit or authorization. In such cases where a consent to assignment of a contract to Purchaser has not been obtained by the Closing Date (and Purchaser waives such delivery requirement with respect to those consents set forth on Schedule 6.2(n) for purposes of the Closing), this Agreement, to the extent permitted by Law, shall constitute an equitable assignment by the applicable Asset Seller to Purchaser of all of such Asset Seller’s right, benefit, title and interest in and to such contract, and Purchaser shall be deemed to be the applicable Asset Sellers’ agent for the purpose of completing, fulfilling and discharging all of such Asset Seller’s rights and liabilities arising after the Closing Date under such contract, and such Asset Seller shall take all reasonably necessary steps and actions to provide Purchaser with the benefits of such contracts and commitments.

5.3.    Reasonable Assistance. Prior to the Closing, the parties hereto shall use their commercially reasonable efforts to take, or cause to be taken, all such actions, and to assist and cooperate with the other parties in taking such action, as may be necessary or appropriate to effectuate, as expeditiously as practicable, the Acquisition and the other Transactions on the terms and subject to the conditions set forth in this Agreement. Each party, at the reasonable request of the other parties, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting this Agreement and the consummation of the Transactions.

5.4.    Further Action. In the event that a party hereto becomes aware that any assets, rights or properties that properly constitute Purchased Assets were not transferred to Purchaser at the Closing pursuant to this Agreement or another Acquisition Document, then such party shall promptly notify the other parties, and the applicable Asset Sellers shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets to Purchaser without the payment by Purchaser of any further consideration therefor. In the event that a party becomes aware that any assets of the Company are not primarily related to the Business or that any assets that do not properly constitute Purchased Assets were transferred to Purchaser at Closing (including by way of transfer of the Company) pursuant to this Agreement or another Acquisition Document, then such party shall promptly notify the other parties, and Purchaser shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets to the Stockholder or one of its Affiliates without the payment by the Stockholder of any further consideration therefor.

5.5.    Access to Information. Prior to the Closing, the Company and the Asset Sellers shall (i) provide Purchaser and its officers, directors, managers, employees, agents, counsel, accountants, investment bankers, financial advisors, representatives, consultants and financing sources (collectively, the “Purchaser Representatives”) reasonable access, upon reasonable notice and during normal business hours, to the offices, facilities, books and records of the Company and the Business and to the Company’s and the Business’s executive officers, directors, managers, agents, counsel, accountants, investment bankers, financial advisors and representatives (collectively, the “Company Representatives”), and (ii) furnish or make available to Purchaser and the Purchaser Representatives such financial and operating data and such other information with respect to the Company and Business as Purchaser or the Purchaser Representatives may from time to time reasonably request. Purchaser and the Purchaser Representatives shall conduct any such activities in a manner as to minimize the disruption to, and not to unreasonably interfere with, the Business and the operations of the Company, the Stockholder and the Asset Sellers. Notwithstanding the foregoing, prior to the Closing, neither Purchaser nor any of the Purchaser Representatives shall contact any employee, officer, director, independent contractor, supplier, vendor, or franchisee of the Stockholder, the Company or any Asset Seller or their Affiliates in connection with any information or matter regarding the Company or the Business or their business, operations or prospects, without the prior written consent of the Company, not to be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, the Company and the Asset Sellers may withhold (i) information that, if disclosed, would violate an attorney client or other privilege or would constitute a waiver of rights as to attorney work product or attorney client privilege (provided that such privilege or attorney work product cannot be adequately protected through a joint defense or common interest agreement between Purchaser and the Company, the Stockholder or the Asset Sellers), or (ii) information, the disclosure of which would violate applicable Law, such as portions of documents or information relating to pricing or other matters that are highly sensitive, if the exchange of such documents (or portions thereof) or information, as determined by the Stockholder’s legal counsel, might reasonably result in antitrust compliance questions for such party (or any of its Affiliates). If any material is withheld by the

Company or an Asset Seller pursuant to the preceding sentence, the withholding party shall inform Purchaser as to the general nature of what is being withheld. Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement, dated as of December 15, 2017 (the “Confidentiality Agreement”), between Red Lion Hotels Corporation and the Stockholder shall apply to all information furnished to Purchaser or any Purchaser Representative by any Company Representative under this Agreement.

5.6.    Public Announcements; Use of Company Logo. Each party agrees that it will not issue any press release or otherwise make any public statement with respect to the Acquisition or the other Transactions without the prior written consent of the other parties, except to the extent that disclosure is required by Law, in which case the party required to make such disclosure shall give the other parties prior written notice and an opportunity to review and comment upon such disclosure prior to its issuance. Notwithstanding anything to the contrary contained in this Agreement, the Stockholder and its Affiliates and Purchaser and its Affiliates may disclose the execution and material terms of this Agreement and the consummation of the Transactions. Notwithstanding anything to the contrary contained in this Agreement, the Stockholder and its Affiliates may use the Company’s name and logo in earnings calls and presentations and in other communications with franchisees, investors and lenders, including in their franchise disclosure documents in the ordinary course of business until such franchise disclosure documents are amended following the Closing.

5.7.    No Shop. Until the earlier of the Closing or the termination of this Agreement, none of the Stockholder, the Company or any Asset Seller shall directly or indirectly, through any officer, director, manager, employee, Affiliate, agent, intermediary or representative of the Stockholder, the Company or any Asset Seller or otherwise (including any Company Representative): (a) solicit, initiate or encourage submission of proposals or offers from any Person relating to any purchase of the Company’s assets or any Purchased Assets (other than any purchase of assets in the ordinary course of business consistent with past practice or any purchase of immaterial assets), or any equity securities of the Company or any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company (each, an “Acquisition Proposal”); (b) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise respond to, cooperate or encourage, any effort or attempt by any other Person to make an Acquisition Proposal; or (c) enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or any other transaction that would have the effect of preventing or limiting the Acquisition and the other Transactions. The Stockholder shall promptly (and in any event within one (1) Business Day of learning of the relevant information) notify Purchaser if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing, together with the material details of such proposal, offer, inquiry or contact, and, to the extent not prohibited by any confidentiality obligations existing as of the date of this Agreement, the identity of the potential purchaser.

5.8.    Tax Matters.

(a)    All stock transfer, sales, use, excise, controlling interest, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions (regardless of the Person on whom such Transfer Taxes are imposed by Law) shall be paid 50% by the Stockholder and Asset Sellers, on the one hand, and 50% by Purchaser, on the other hand, when due, and the Stockholder and Asset Sellers shall cooperate with Purchaser in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes. The Stockholder and Purchaser further agree to take commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Transactions).

(b)    The Stockholder, at its sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Company with respect to any taxable year or period commencing before and ending on or prior to the Closing Date (the “Pre-Closing Period”), and shall pay or cause to be paid all Taxes required to be paid with respect to such Tax Returns. Such Tax Returns shall be prepared in a manner consistent with applicable Law and, to the extent not inconsistent with the foregoing, the prior practice of the Company. The Stockholder shall provide Purchaser with completed drafts of such Tax Returns (other than any Tax Return of any Affiliated Group of which the Company is not the common parent) along with supporting workpapers for Purchaser’s review and timely execution at least thirty (30) days prior to the due date for filing thereof. Absent (i) manifest error or (ii) inconsistency with applicable Law and past practice of the Company that would adversely affect the Company following the Closing, such Tax Returns shall be filed as prepared by the Stockholder. Purchaser shall notify Stockholder of any manifest errors or inconsistencies with applicable Law and past practice that would adversely affect the Company following the Closing in such Tax Returns within fifteen (15) days of receipt thereof and the Stockholder shall make any necessary revisions to such Tax Returns. The Stockholder agrees to provide Purchaser with such information regarding any Tax Return that relates to a Pre-Closing Period as Purchaser may reasonably request.

(c)    Purchaser shall prepare and file, or cause to be prepared and timely filed, all Tax Returns for the Company for all taxable periods commencing after the Closing Date and for any Straddle Period. Any such Tax Return that relates to a Straddle Period shall be prepared in a manner consistent with the prior practice of the Company, unless otherwise required under applicable Law, and Purchaser shall provide the Stockholder with completed drafts of such Tax Returns for Purchaser’s review at least thirty (30) days prior to the due date for filing thereof. Absent manifest error or inconsistency with applicable Law and prior practice of the Company that would adversely affect the Taxes of the Stockholder for any Straddle Period, such Tax Returns shall be filed as prepared by Purchaser. Stockholder shall notify Purchaser of any manifest errors or inconsistencies with applicable Law and past practice that would adversely affect the Taxes of the Stockholder for any Straddle Period in such Tax Returns within fifteen (15) days of receipt thereof and Purchaser shall make any necessary revisions to such Tax Returns. The Stockholder agrees to provide Purchaser with such information as is necessary or appropriate to permit Purchaser to fulfill its Tax Return filing requirements under this Section 5.8(c), and Purchaser agrees to provide the Stockholder with such information regarding any Tax Return that relates to a Straddle Period as the Stockholder may reasonably request.

(d)    Unless otherwise required by applicable Law and except in connection with the defense or settlement of a Tax Claim subject to Section 5.8(g), following the Closing, Purchaser and the Company shall not, and shall not permit any of their respective Affiliates to, without the prior written consent of the Stockholder (which shall not be unreasonably withheld, delayed or conditioned), (i) amend, refile or otherwise modify any Tax Return of the Company filed with respect to any Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date, except as provided in Section 5.8(f), (ii) make or change any Tax election that has retroactive effect to any Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date, (iii) extend or waive any statute of limitations for the assessment of any Tax with respect to any Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date, (iv) settle any claim or assessment or surrender any right to claim a refund of Tax for a Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date, (v) enter into any voluntary disclosure agreement with any Governmental Authority with respect to any Tax for a Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date, or (vi) take any action outside the ordinary course of business that results, or could reasonably be expected to result, in any increased Tax liability (including a reduction in a refund) of the Company in respect of any Pre-Closing Period or that portion of the Straddle Period that ends on the Closing Date.

(e)    The Stockholder shall be responsible for:

(i)    any and all Taxes (or the non-payment thereof) with respect to the Company that is attributable to a Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date; provided, that the Stockholder shall have no responsibility for any Taxes resulting from (1) any transaction occurring on the Closing Date outside the ordinary course of business and not otherwise contemplated under this Agreement, or (2) any breach by Purchaser of Section 5.8(d), which Taxes would have not resulted but for such breach;

(ii)    any and all Taxes of any Person (other than the Company) for which the Company is held liable (1) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of applicable Law) as a result of the Company being a member of an Affiliated Group on or prior to the Closing Date or (2) as a transferee or successor, by contract or otherwise as a result of a transaction consummated (or event occurring) on or prior to the Closing Date; and

(iii)    any and all Taxes that arise out of the consummation of the transactions contemplated hereby except as otherwise provided in Section 5.8(a).

For purposes of this Section 5.8, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date. Also for purposes of this Section 5.8, any responsibility for Taxes attributable to a

Pre-Closing Period or that portion of the Straddle Period that ends on the Closing Date shall be determined by taking into account all Tax deductions arising in connection with the Transactions that are properly deductible under applicable Law prior to Closing (assuming, for this purpose, that the safe harbor election provided for in IRS Revenue Procedure 2011-29 is made with respect to any such deduction that constitutes a “success-based fee”, and that the “next-day rule” contained in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) is not applicable to any such deduction).

(f)    The Stockholder shall be entitled to any refund of Taxes of the Company or credit for overpayment of Taxes of the Company, which credits are applied to reduce Taxes payable in a Post-Closing Tax Period, attributable to any Pre-Closing Period or to that portion of the Straddle Period that ends on the Closing Date to the extent such Taxes were paid by the Company prior to Closing or paid by the Stockholder. Purchaser shall pay to the Stockholder any such refund or credit within fifteen (15) days after receipt or entitlement thereto by Purchaser. Purchaser shall take commercially reasonable efforts to secure any such refund or credit, including through the filing of amended Tax Returns; provided, that Purchaser shall have the right to offset reasonable out-of-pocket costs and expenses incurred (including any Taxes incurred with respect to the receipt or entitlement thereto) in securing any such refund or credit. In the event that Purchaser, the Company, or any of their Affiliates is required to repay any such refund or credit to any Governmental Authority due to a disallowance or adjustment of such refund or credit by such Governmental Authority, the Stockholder shall repay to Purchaser, the Company, or their Affiliate, as applicable, an amount equal to such refund or credit so repaid.

(g)    The parties shall provide each other, at the expense of the requesting party, with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return pursuant to this Section 5.8 or any Tax Claim, and each will retain for the applicable statute of limitation and provide to the requesting party any records or information that may be relevant to any of the foregoing. The Stockholder will have the right to control, at its own expense, any Tax Claim relating to Taxes solely for a Pre-Closing Period, including any disposition of such Tax Claim; provided, that Purchaser will have the right, directly or through its designated representatives, to participate in (but not control) the defense of such Tax Claim and to review in advance and comment upon all submissions made in the course of any such Tax Claim, and Purchaser’s consent (which shall not be unreasonably withheld, conditioned or delayed) shall be required for any settlement by the Stockholder. If, within ten (10) days after Purchaser notifies the Stockholder in writing of a Tax Claim, the Stockholder does not notify Purchaser in writing that the Stockholder will assume the defense of a Tax Claim, Purchaser may defend the same in such manner as it may deem appropriate without adversely affecting Purchaser’s indemnification rights under ARTICLE VIII. In the case of a Tax Claim that relates to a Straddle Period, Purchaser shall, at its expense, control the Tax Claim, including any disposition of such Tax Claim; provided, however, that the Stockholder will have the right, directly or through its designated representatives, to participate in (but not control) the defense of such Tax Claim and to review in advance and comment upon all submissions made in the course of any such Tax Claim, and the Stockholder’s consent (which shall not be unreasonably withheld, conditioned or delayed) shall be required for any settlement of such Tax Claim by Purchaser. The provisions of this Section 5.8(g) shall take priority over the comparable provisions contained in ARTICLE VIII.

(h)    The Stockholder and Purchaser will jointly make a timely election under Section 338(h)(10) of the Code (and any corresponding provisions of state, local or foreign Law) (collectively, a “Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares pursuant to this Agreement. Purchaser shall be responsible for preparing and timely filing the forms used to make a Section 338(h)(10) Election, including IRS Form 8023 (the “338(h)(10) Forms”). Purchaser shall provide completed 338(h)(10) Forms to the Stockholder for review no later than sixty (60) days after the Closing Date and shall incorporate all reasonable comments of the Stockholder. The Stockholder shall promptly execute and deliver to Purchaser the 338(h)(10) Forms to enable Purchaser to timely file such forms. Promptly upon request, the Stockholder shall provide to Purchaser any information reasonably requested by Purchaser in connection with the Section 338(h)(10) Election. Purchaser shall provide to the Stockholder a copy of each 338(h)(10) Form as filed with a Governmental Authority. All Tax Returns described in Sections 5.8(b) and 5.8(c) shall be prepared in a manner consistent with the Section 338(h)(10) Election.

(i)    The Purchase Price allocated to the Shares pursuant to Section 1.7, as adjusted pursuant to the Treasury Regulations under Section 338(h)(10) of the Code, shall be allocated in accordance with such Treasury Regulations and Section 1060 of the Code in accordance with the methodology set forth in Schedule 5.8(i) among the relevant asset classes under Section 1060 and Section 338 of the Code and the applicable regulations thereunder (the “Allocation Methodology”). Within one hundred twenty (120) days after the Closing Date, Purchaser shall provide to the Stockholder for its review a statement setting forth the allocation among the asset classes in accordance with the Allocation Methodology (such statement referred to as the “Allocation Schedule”). In the event of a disagreement between Purchaser and the Stockholder regarding the allocation set forth in the Allocation Schedule that cannot be resolved by Purchaser and the Stockholder within thirty (30) days after the Stockholder’s receipt of the Allocation Schedule, Purchaser and the Stockholder shall refer the matter to the Accounting Firm. The fees and expenses of the Accounting Firm shall be borne equally by Purchaser and the Stockholder, and the determination of the allocation (which determination shall be made in a manner consistent with the Allocation Methodology and this Section 5.8(i) unless otherwise clearly required by applicable Law) shall be binding on Purchaser and the Stockholder for all Tax purposes. All Tax Returns described in Sections 5.8(b) and 5.8(c) shall be prepared in a manner consistent with the final Allocation Schedule.

(j)    All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

5.9.    Confidentiality. From and after the Closing:

(a)    The Stockholder and the Asset Sellers shall not, and shall cause their controlled Affiliates and their respective officers, directors, managers, employees, agents or other representatives not to, at any time, directly or indirectly, disclose, divulge, or make known to any Person, use, or otherwise appropriate for their own benefit or the benefit of other Persons any Confidential Information, or permit any Person to examine or make copies of any documents that contain or are derived from any Confidential Information. The Stockholder and the Asset Sellers agree to take reasonable measures to prevent the inadvertent or accidental disclosure of Confidential Information. For purposes of this Agreement, “Confidential Information” means any confidential, proprietary or sensitive matters concerning the Company or the Business, including business procedures and practices, methodologies, contents of manuals, the identity of vendors and suppliers, information contained in the books and records of the Company or the Asset Sellers to the extent relating to the Business, financial information, pricing and marketing plans and information, trade secrets, know-how, business plans, projections, forecasts, budgets, and the names and addresses of and contractual arrangements with franchisees. Notwithstanding the foregoing restrictions, the Stockholder and Asset Sellers may disclose Confidential Information to the extent it has become generally available to the public, other than as a result of disclosure by the Stockholder or the Asset Sellers or the breach by the Stockholder or the Asset Sellers of their obligations under this Agreement. The obligations under this Section 5.9(a) are in addition to and not in lieu of any other rights or obligations, at law or in equity, to maintain the confidentiality of the Confidential Information, including under applicable “trade secret” laws.

(b)    In the event the Stockholder or any Asset Seller is requested or required (by Law or by litigation discovery requests, subpoena, civil investigative demand, or similar processes) to disclose any Confidential Information, the Stockholder or Asset Seller, as applicable, agrees to provide Purchaser with prompt written notice of such request or requirements so that Purchaser and the Company may, at their sole cost and expense, seek an appropriate protective order or waive compliance with the provisions of Section 5.9(a). If, in the absence of a protective order or a receipt of a waiver by Purchaser or the Company, the Stockholder or Asset Seller is nonetheless, upon the written advice of its counsel, legally compelled to disclose Confidential Information, the Stockholder or Asset Seller may, without liability to Purchaser or the Company under this Agreement, disclose that portion of the Confidential Information that the Stockholder or Asset Seller is advised in writing by its counsel is legally required; provided that the Stockholder and Asset Sellers shall cooperate with Purchaser and the Company to obtain an appropriate protective order, at Purchaser’s sole cost and expense. The Stockholder and Asset Sellers acknowledge and agree that the prohibitions against disclosure of Confidential Information in this Agreement are in addition to, and not in lieu of, any rights or remedies that Purchaser may have available pursuant to the Laws of any jurisdiction or at common law to prevent the disclosure of Confidential Information, and the enforcement by Purchaser of its rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that Purchaser may possess in law or equity.

5.10.    Asset Sellers. To the extent that it is discovered that any of the Purchased Assets are under the control of any of the Stockholder’s Affiliates that are not Asset Sellers hereunder, the Stockholder shall cause such Affiliates to become party to this Agreement as an Asset Seller by executing a counterpart signature page to this Agreement, and will otherwise cause such Affiliates to promptly take such action as may be necessary to consummate the transfer to Purchaser or its designees of such Purchased Assets in accordance with the terms of this Agreement. The Stockholder shall update Section 9.1 of the Company Disclosure Schedule on or before the Closing Date to reflect any such additional Asset Sellers.

5.11.    Post-Closing Access to Records and Records Retention.

(a)    In order to facilitate the resolution of any claims made by or against any third Person (other than any such claims made by or against the other parties hereto) after the Closing, for a period of five (5) years, upon reasonable notice, each party hereto shall, subject to any confidentiality obligation to a third Person, maintenance of attorney-client privilege and any other bona fide and good faith restriction on its ability to provide information or access: (i) afford the officers, employees and authorized agents and representatives of the other parties hereto reasonable access, during normal business hours, to the offices, properties, books and records of such party with respect to the operation of the Business that are in the possession of such party, (ii) furnish to the officers, employees and authorized agents and representatives of the other parties hereto such additional financial and other information regarding the Business as the other party may from time to time reasonably request, and (iii) make available to the other parties hereto the employees of such party whose assistance, testimony or presence of such persons as witnesses in hearings or trials for such purposes; provided, that such investigation shall not unreasonably interfere with the business or operations of such party.

(b)    Each party hereto agrees, for a period extending five (5) years after the Closing Date, not to destroy or otherwise dispose of any records relating to the Business and to the period prior to the Closing Date. After such five (5) year period, such party may destroy or otherwise dispose of such records if such party first offers in writing to surrender such records (or copies of such records, as applicable) to the other parties hereto and the other parties fail to agree in writing to take possession thereof during the thirty (30) day period after such offer is made.

5.12.    Communications and Remittances.

(a)    All mail, communications, notices and/or remittances (including accounts receivable) regarding the Company, the Business or the Purchased Assets possessed or received by the Stockholder or an Asset Seller at any time after the Closing Date shall be promptly turned over to Purchaser. The Asset Sellers shall cooperate with Purchaser, and take such actions as Purchaser may reasonably request, to assure that franchisees of the Business send payments directly to Purchaser or the Company and to assure that such remittances from franchisees of the Business that are improperly sent to the Stockholder or an Asset Seller are not commingled with the Stockholder’s or such Asset Seller’s assets and are promptly delivered to Purchaser.

(b)    All mail, communications, notices and/or remittances regarding the assets or business of the Asset Sellers (other than to the extent constituting or related to the Purchased Assets or the Business) possessed or received by Purchaser at any time after the Closing Date shall be promptly turned over to the Stockholder. Purchaser shall cooperate with the Stockholder, and take such actions as the Stockholder may reasonably request, to assure that such remittances improperly sent to Purchaser are not commingled with Purchaser’s assets and are promptly delivered to the Stockholder.

(c)    Following Closing, Purchaser will prepare and file franchise disclosure documents for the Knights Inn Franchise for those states that require registration (and such notice filings, applications, and other documentation that may be required by non-registration states) and Stockholder and Asset Sellers will provide any information and cooperation reasonably requested by Purchaser in connection with such efforts.

5.13.    Notice of Developments. Between the execution of this Agreement and the Closing, the Stockholder shall notify Purchaser in writing with respect to any fact, circumstance, event or matter first arising, or which the Stockholder first obtains knowledge of, after the date hereof that, (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (b) if existing or known at the date of this Agreement, would have been required to be set forth or listed in the Company Disclosure Schedule.

5.14.    Use of Corporate Name. Following the Closing, none of the Stockholder or any Asset Seller (or their respective successors or Affiliates) shall, directly or indirectly, use as its name or trade name “Knights Inn” or any name which is substantially similar to “Knights Inn” such that the use of the name could be reasonably expected to be confusing to the public.

5.15.    Financial Statements. Purchaser shall, within ten (10) days following request by the Stockholder, reimburse the Stockholder for any reasonable out-of-pocket costs incurred by Stockholder in any audit of the royalty revenues for the Business, including fees and expenses of Deloitte & Touche LLP and or other independent registered public accounting firm agreed upon between Stockholder and Purchaser and fees and expenses of PricewaterhouseCoopers and, to the extent approved in advance by Purchaser, other consultants, whether such costs and expenses are incurred prior to or after the execution and delivery of this Agreement or the Closing.

ARTICLE VI

CONDITIONS PRECEDENT TO THE CLOSING

6.1.    Conditions to the Obligations of Each Party. The respective obligations of Purchaser, on the one hand, and the Stockholder, the Company and the Assets Sellers, on the other hand, to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a)    No Orders; Illegality. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect and has the legal effect of preventing or prohibiting consummation of the Transactions.

(b)    Termination of Agreements. Notice shall have been provided to terminate the agreements listed on Section 6.1(b) of the Company Disclosure Schedule.

6.2.    Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of the following additional conditions, any one or more of which may be waived in writing at the option of Purchaser:

(a)    Representations and Warranties. (i) The representations and warranties of the Company, the Asset Sellers and the Stockholder set forth in Sections 2.1, 2.2, 2.4, 3.1, and 3.4 shall be true and correct in all material respects as of the date made and as of May 1, 2018 as if made at and as of May 1, 2018 (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct in all material respects as of such particular date), except in the case of this clause (i) that any such representation and warranty shall be true and correct in all respects where it is by its terms already qualified with respect to materiality, Material Adverse Effect or similar qualifications in such representations and warranties, and (ii) each of the other representations and warranties of the Company, the Asset Sellers and the Stockholder set forth in this Agreement shall be true and correct as of the date made and as of May 1, 2018 as if made at and as of May 1, 2018 (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date), except in the case of this clause (ii) as would not have a Material Adverse Effect (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).

(b)    Covenants and Agreements. The Company, the Asset Sellers and the Stockholder shall have, on and prior to May 1, 2018, performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by them under this Agreement on or prior to May 1, 2018.

(c)    No Material Adverse Effect. From the date of this Agreement until May 1, 2018, there shall not have occurred and be continuing on May 1, 2018 any Material Adverse Effect.

(d)    Closing Certificates. Each of the Company and the Stockholder shall have delivered to Purchaser a certificate, dated as of May 1, 2018, certifying that the conditions set forth in Sections 6.2(a), (b) and (c), with respect to such Person, have been satisfied.

(e)    Company Secretary’s Certificate. At the Closing, the Company shall deliver to Purchaser a certificate of its Secretary certifying: (i) the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Closing, and (ii) complete and correct copies of the resolutions of the board of directors of the Company, authorizing the execution, delivery and performance of the Acquisition Documents to which the Company is a party and the consummation of the Transactions.

(f)    Asset Seller Secretary’s Certificates. At the Closing, Wyndham Hotel Group Canada, ULC shall deliver to Purchaser a certificate of its Secretary certifying complete and correct copies of the resolutions of its board of directors, or other similar governing body, authorizing the execution, delivery and performance of the Acquisition Documents to which it is a party and the consummation of the Transactions.

(g)    Stockholder Secretary’s Certificates. At the Closing, the Stockholder shall deliver to Purchaser a certificate of its Secretary certifying complete and correct copies of the resolutions of the board of managers, or managing members, as applicable, of the Stockholder, authorizing the execution, delivery and performance of the Acquisition Documents to which the Stockholder is a party and the consummation of the Transactions.

(h)    Shares. At the Closing, the Company shall deliver to Purchaser a certificate evidencing the Shares duly endorsed in blank, or accompanied by stock powers in form and substance reasonably satisfactory to Purchaser and duly executed in blank.

(i)    Asset Transfers. At the Closing, the Asset Sellers shall deliver to Purchaser all such bills of sale, assignment and assumption agreements, and other documents and instruments of sale, assignment, conveyance and transfer, as the parties agree are customary and reasonably necessary to assign and transfer the Purchased Assets to Purchaser (collectively, the “Transfer Documents”).

(j)    Good Standing Certificates. At or prior to the Closing, the Company shall deliver to Purchaser a certificate of good standing for the Company from the State of Delaware,

dated within five (5) Business Days prior to May 1, 2018. At or prior to the Closing, the Stockholder and each Asset Seller shall deliver to Purchaser a certificate of good standing for the Stockholder and such Asset Seller from the state of its organization, dated within five (5) Business Days prior to May 1, 2018.

(k)    FIRPTA Certificate. At the Closing, the Stockholder shall deliver to Purchaser a non-foreign person affidavit that complies with the requirements of Section 1445 of the Code.

(l)    Transition Services Agreement. At the Closing, the Stockholder shall deliver to Purchaser the Transition Services Agreement duly executed by the Stockholder.

(m)    Liens. The Stockholder shall have delivered to Purchaser executed payoff letters reasonably satisfactory to Purchaser pursuant to Section 1.5(b). At the Closing, the Stockholder shall deliver to Purchaser evidence reasonably satisfactory to Purchaser that the Company has discharged all Liens (other than Permitted Liens) on the Company’s rights, properties and assets and that the Asset Sellers have discharged all Liens (other than Permitted Liens) on the Purchased Assets, in each case other than those Liens that are to be discharged upon payment of the amounts set forth in the payoff letters delivered pursuant to Section 1.5(b).

(n)    Consents. The Company shall have delivered to Purchaser evidence of receipt of each consent or provision of sufficient notice, in each case as set forth in Schedule 6.2(n).

(o)    Resignations. The Company shall have delivered to Purchaser resignations of each of the directors and officers set forth in Schedule 6.2(o) from their positions with the Company, effective as of the Closing.

6.3.    Conditions to Obligations of the Stockholder, the Company, and the Asset Sellers. The obligations of the Stockholder, the Company, and the Asset Sellers to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of the following additional conditions, any one or more of which may be waived in writing at the option of the Stockholder:

(a)    Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Sections 4.1 and 4.2 shall be true and correct in all material respects as of the date made and as of the Closing as if made at and as of the Closing (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct in all material respects as of such particular date), except in the case of this clause (i) that any such representation and warranty shall be true and correct in all respects where it is by its terms already qualified with respect to materiality, Material Adverse Effect or similar qualifications in such representations and warranties, and (ii) each of the other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct as of the date made and as of the Closing as if made at and as of the Closing (other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date), except in the case of this clause (ii) as would not have a Material Adverse Effect (disregarding any materiality, Material Adverse Effect or similar qualifications in such representations and warranties).

(b)    Covenants and Agreements. Purchaser shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)    Closing Certificate. Purchaser shall have delivered to the Stockholder a certificate executed by an authorized officer of Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)    Transition Services Agreement. At the Closing, Purchaser shall deliver to the Stockholder the Transition Services Agreement duly executed by Purchaser.

ARTICLE VII

TERMINATION

7.1.    Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, by mutual written consent of Purchaser and the Stockholder.

7.2.    Termination by Purchaser or the Stockholder. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, by Purchaser or the Stockholder if:

(a)    the Closing shall not have been consummated on or before August 1, 2018 (the “Outside Date”), provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party whose breach of a representation, warranty, covenant, or obligation under this Agreement or whose action or failure to act has been the principal cause of or resulted in the failure of the Acquisition to have been consummated on or before the Outside Date (the breach, act or failure to act of the Company or an Asset Seller also shall be deemed to be the breach, act or failure to act of the Stockholder under this Section 7.2(a)); or

(b)    any Governmental Authority has issued an Order (that has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any party that has failed to perform its obligations in the last sentence of Section 5.2(a) (the failure to perform of the Company or an Asset Seller also shall be deemed to be the failure to perform of the Stockholder under this Section  7.2(b)).

7.3.    Termination by Purchaser. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by Purchaser, if the Company, an Asset Seller or the Stockholder has breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Company Terminating Breach”), and such Company Terminating Breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (ii) is incapable of being cured by the Outside Date; provided, that Purchaser shall have no right to terminate this Agreement pursuant to this Section 7.3 if there is an uncured Purchaser Terminating Breach (as defined in Section 7.4) at the time Purchaser seeks to terminate under this Section 7.3.

7.4.    Termination by the Stockholder. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by the Stockholder, if Purchaser has breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Purchaser Terminating Breach”), and such Purchaser Terminating Breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (ii) is incapable of being cured by the Outside Date; provided, that the Stockholder shall have no right to terminate this Agreement pursuant to this Section 7.4 if there is an uncured Company Terminating Breach at the time the Stockholder seeks to terminate under this Section 7.4; provided further, that if (A) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that the Stockholder, the Asset Sellers, and the Company are then able to satisfy such conditions) and (B) Purchaser fails to consummate the Acquisition in accordance with Section  1.6, such failure shall constitute a Purchaser Terminating Breach.

7.5.    Effect of Termination. In the event of the termination of this Agreement pursuant to this ARTICLE VII, this Agreement shall immediately become null and void and have no effect, without any liability on the part of any party or its officers, directors, managers, employees, stockholders, members, Affiliates and agents; provided, that (a) termination of this Agreement shall have no impact on any rights a party may have against another party for any breach of this Agreement by such other party prior to the termination of this Agreement, and (b) the last sentence of Section 5.5, the provisions of Section 5.6, the last sentence of Section 5.15, this Section 7.5, and ARTICLE IX shall survive termination of this Agreement. Purchaser shall forfeit the Deposit upon any termination of this Agreement, other than in the event of termination of this Agreement by Purchaser pursuant to Section 7.3 resulting from a Willful Breach by the Company, an Asset Seller or the Stockholder.

ARTICLE VIII

INDEMNIFICATION

8.1.    Indemnification by the Stockholder.

(a)    Subject to Sections 8.1(b) through (d) and 8.3 through 8.7, from and after the Closing, the Stockholder shall indemnify and hold harmless Purchaser and its Affiliates, and their respective officers, directors, managers, employees, representatives and agents, from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees) (collectively, “Losses”), suffered or incurred by any such party, if and to the extent such Losses are suffered or incurred by reason of, or arising out of, any of the following:

(i)    The breach or failure of any representation or warranty of the Stockholder, the Company, or an Asset Seller contained in this Agreement (other than any Fundamental Representation) to be true and correct when made or deemed made under the terms hereof;

(ii)    The breach or failure of any Fundamental Representation of the Stockholder, the Company or an Asset Seller contained in this Agreement to be true and correct when made or deemed made under the terms hereof;

(iii)    (A) The breach of any covenant or agreement of the Stockholder or any Asset Seller required to be performed on or prior to Closing contained in this Agreement; provided, that with respect to any such breach after May 1, 2018, only to the extent such breach was a Willful Breach by the Company, the Asset Sellers or the Stockholder or (B) the breach of any covenant or agreement of the Stockholder or any Asset Seller required to be performed following the Closing;

(iv)    The Excluded Assets, Excluded Liabilities, Company Indebtedness or any Transaction Expenses of the Company;

(v)    All Taxes (or the non-payment thereof) for which the Stockholder is responsible pursuant to Section 5.8;

(vi)    All Liabilities relating to the employment of employees by the Company;

(vii)    Any class action lawsuits (to the extent any such lawsuit covers conduct commencing prior to the Closing Date) alleging, in addition to any other claims, that the Business, the Company, the Stockholder or any Affiliates engaged in an anti-competitive agreement to eliminate online branded keyword search advertising or similar conduct; or

(viii)    Those matters set forth on Section 8.1(a)(viii) of the Company Disclosure Schedule.

(b)    No claim for indemnification may be made under Sections 8.1(a)(i), (ii), (iii) or (v) unless written notice, specifying in reasonable detail the nature of the claim, has been given to the Stockholder:

(i)    at any time prior to sixty (60) days after the expiration of the statute of limitations applicable to the underlying claim (or if there is no applicable statute of limitations, at any time until the date that is four (4) years after the Closing Date), with respect to any claim brought for a misrepresentation or breach of Sections 2.1 (Organization and Qualification; Authority), 2.2 (Authorization and Validity), 2.4 (Capitalization), 2.15 (Taxes), 2.18 (Brokers), 3.1 (Authorization and Validity) or 3.4 (Shares) (collectively, the “Fundamental Representations”) or with respect to any claim under Section 8.1(a)(v);

(ii)    at any time on or prior to the fifteen (15) month anniversary of the Closing Date, with respect to any claim brought for a misrepresentation or breach of any other representation or warranty;

(iii)    at any time on or prior to the expiration of the statute of limitations, with respect to any claim brought for a breach of any covenant required to be performed by the Stockholder or any Asset Seller following the Closing;

(iv)    at any time on or prior to the first (1st) anniversary of the Closing Date, with respect to any claim brought for a breach of any covenant required to be performed by the Company, the Stockholder or any Asset Seller prior to the Closing.

(c)    The right to indemnification with respect to any claim for which notice has been properly and timely given in accordance with Section 8.1(b) shall expire upon the final resolution of such claim.

(d)    To the extent permitted by Law, the Stockholder shall not be required to provide indemnification under Section 8.1(a)(i) unless and until the amount of the Losses for which a right of indemnification is provided, when aggregated with all other Losses for which a right of indemnification is provided under Section 8.1, exceeds $202,500 (the “Minimum Aggregate Liability Amount”), at which time indemnification for Losses may be asserted only to the extent such Losses exceed the Minimum Aggregate Liability Amount, up to $2,700,000 (the “Maximum Aggregate Liability Amount”). Notwithstanding the foregoing, no claim for indemnification under Section 8.1(a)(i) shall be asserted with respect to any matter or series of related matters unless and until the aggregate amount of Losses that would be payable with respect to such claim exceeds $25,000 (the “Mini-Basket”), and such Losses shall not be counted towards the Minimum Aggregate Liability Amount unless they exceed the Mini-Basket. The Stockholder will provide indemnification under Section 8.1(a)(viii) for 50% of each Loss for which a right of indemnification is provided, up to an aggregate of $25,000 for all such Losses. In addition, in no event shall the Stockholder have any Liability for indemnification of Losses under Sections 8.1(a)(ii), (iii) or (v) in excess of the proceeds actually received by the Stockholder pursuant to this Agreement; provided, however, this limitation shall not apply to any Taxes that the Stockholder is responsible for under Section 5.8(e)(ii).

8.2.    Indemnification by Purchaser.

(a)    Subject to Sections 8.2(b) through (c) and 8.3 through 8.7, from and after the Closing, Purchaser shall indemnify and hold harmless the Stockholder and its Affiliates and their respective officers, directors, managers, employees, representatives and agents, from and against any and all Losses suffered or incurred by any such party, if and to the extent such Losses are suffered or incurred by reason of, or arising out of, any of the following:

(i)    The breach or failure of any representation or warranty of Purchaser contained in this Agreement to be true and correct when made or deemed made under the terms hereof;

(ii)    The breach of any covenant or agreement of Purchaser or the Company contained in this Agreement to be performed after the Closing; or

(iii)    The Purchased Assets or the Assumed Liabilities or the operation of the Business by Purchaser or its Affiliates after the Closing.

(b)    No claim for indemnification may be made under Section 8.2(a)(i) or (ii) unless written notice, specifying in reasonable detail the nature of the claim, has been given to Purchaser:

(i)    at any time prior to sixty (60) days after the expiration of the statute of limitations applicable to the underlying claim (or if there is no applicable statute of limitations, at any time until the date that is four (4) years after the Closing Date), with respect to any claim brought for a misrepresentation or breach of Sections 4.1 (Organization and Qualification; Authority), 4.2 (Authorization and Validity) or 4.5 (Brokers);

(ii)    at any time on or prior to the fifteen (15) month anniversary of the Closing Date, with respect to any claim brought for a misrepresentation or breach of any other representation or warranty;

(iii)    at any time on or prior to the expiration of the statute of limitations, with respect to any claim brought for a breach of any covenant required to be performed by the Purchaser or the Company following the Closing;

(iv)    at any time on or prior to the first (1st) anniversary of the Closing Date, with respect to any claim brought for a breach of any covenant required to be performed by Purchaser prior to the Closing.

(c)    The right to indemnification with respect to any claim for which notice has been properly and timely given in accordance with Section  8.2(b) shall expire upon the final resolution of such claim.

8.3.    Notice and Opportunity to Defend. If any party seeking indemnity under this Agreement (the “Indemnified Party”) has notice of facts or circumstances that could reasonably result in a claim for indemnification under this ARTICLE VIII, then such Indemnified Party shall give prompt written notice of any such claim to the party from whom indemnification is being sought (the “Indemnifying Party”). No delay by the Indemnified Party in the delivery of such notice will relieve the Indemnifying Party from any obligation under this ARTICLE VIII, except to the extent such delay materially compromises or prejudices any right of the Indemnifying Party. The Indemnifying Party may participate in the defense of any such claim. The Indemnifying Party may also control the defense of the Indemnified Party against any such claim if: (i) the Indemnifying Party gives written notice to the Indemnified Party that the Indemnifying Party intends to undertake such defense; (ii) the claimant making each claim seeks only monetary damages and does not seek an injunction or other equitable relief; and (iii) the Indemnified Party has not been advised by counsel that an actual conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the claim. If the Indemnifying Party assumes control of the defense of a claim, the Indemnified Party may participate in such defense at its own expense. If the Indemnifying Party (i) has not notified the Indemnified Party of its intention to control the defense of the claim within ten (10) Business Days after delivery by the Indemnified Party of notice of any such claim; or (ii) is not entitled to assume the defense, the Indemnified Party may (without further notice to the Indemnifying Party) defend such claim, and the Indemnifying Party shall nonetheless be responsible for the Losses to the fullest extent provided by this ARTICLE VIII, but the Indemnifying Party may elect to participate in such proceedings, negotiations or defense at any time at its own expense. No Indemnified Party shall settle or attempt to settle any third party claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned. No Indemnifying Party shall settle or attempt to settle any claim it is defending under this Section 8.3 without the prior consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, unless the settlement provides for no relief other than monetary damages for which the Indemnified Party will be fully indemnified under this ARTICLE VIII and an unconditional release of the Indemnified Party.

8.4.    Survival; Applicability of Limitations. The representations and warranties of the parties contained in this Agreement shall survive the Closing, subject to the time limits on claims as provided in Sections 8.1(b) and 8.2(b), and shall not be extinguished by the Closing. Notwithstanding anything herein to the contrary, none of the limitations contained in this ARTICLE VIII shall apply to actual intentional fraud.

8.5.    Exclusive Remedy. The indemnification rights provided in this ARTICLE VIII constitute the sole and exclusive remedy of the parties hereto following Closing with respect to any dispute arising out of or related to this Agreement, other than (i) claims based on actual intentional fraud, (ii) the remedy of specific performance provided by Section 9.14 and other equitable remedies, or (iii) as provided by Section 1.5 with respect to the Adjustment Amount.

8.6.    Limitations.

(a)    Notwithstanding any other provision of this Agreement to the contrary, none of the parties hereto shall be liable to the other, whether in contract, tort or otherwise, for any punitive, exemplary or similar damages, remote or speculative damages, loss of business opportunity, except in each case to the extent to which a third party claim indemnified under this ARTICLE VIII includes such damages.

(b)    No Indemnified Party shall be entitled to indemnification with respect to any Losses to the extent such Losses are included in the Adjustment Amount.

(c)    For purposes of determining the amount of any Losses indemnifiable under this ARTICLE VIII as a result of any inaccuracy in or breach of any representation or warranty herein or in any other Acquisition Document, each such representation and warranty shall be read without regard, and without giving effect, to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty (as if such standard or qualification were deleted from such representation or warranty).

8.7.    Mitigation. Each of the parties agrees to use commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses indemnifiable under this ARTICLE VIII.

8.8.    Net Losses; Subrogation.

(a)    The amount of any Losses incurred or suffered by any Indemnified Party shall be calculated after giving effect to any amounts, including insurance proceeds, recovered by the Indemnified Party (or any of its Affiliates) from any third Person and an amount equal to the amount of any Tax savings actually realized by the Indemnified Party (or any of its Affiliates) attributable to such Losses (net of any expenses, including Taxes, incurred with respect to receipt or realization thereof); provided, that, with respect to any Tax savings, such Tax savings is realized in the taxable year in which such Loss was incurred for federal income tax purposes. If any such benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after an Indemnifying Party has made an indemnity payment to the Indemnified Party with respect to such Losses, the Indemnified Party (or such Affiliate) shall reimburse the Indemnifying Party the amount of such benefits or recoveries. If any such benefits or recoveries are received by an Indemnified Party (or any of its Affiliates) with respect to any Losses after an Indemnifying Party has made an indemnity payment to the Indemnified Party with respect to such Losses, the Indemnified Party (or such Affiliate) shall reimburse the Indemnifying Party the amount of such benefits or recoveries, net of Taxes (up to the amount of the Indemnifying Party’s indemnity payment). For purposes of this Section 8.8, an Indemnified Party shall be deemed to realize, with respect to a taxable year, a Tax savings attributable to a Loss if, and to the extent that, the Indemnified Party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Loss from such taxable year, exceeds the Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Loss as the last items claimed for such taxable year.

(b)    Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its Affiliates), against any third Person in respect of the Losses to which the payment relates. Such Indemnified Party (and its Affiliates) and such Indemnifying Party will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

8.9.    Payments . Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VIII, the Indemnifying Party shall satisfy its obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

8.10.    Purchase Price Adjustment. To the extent permitted by applicable Law, including all applicable Tax Laws, all indemnification payments made pursuant to this ARTICLE VIII shall be treated as adjustments to the Purchase Price.

ARTICLE IX

MISCELLANEOUS

9.1.    Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).

“Acquisition Documents” means this Agreement, the Transition Services Agreement, the Transfer Documents, and the other documents and instruments to be delivered pursuant to this Agreement.

“Asset Sellers” means, individually or collectively, the Affiliates of the Stockholder set forth on Section 9.1 of the Company Disclosure Schedule under the heading, “Asset Sellers,” and any additional Affiliates of the Stockholder that may be added as parties hereto following the date hereof as owners of Purchased Assets in accordance with Section 5.10.

“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted or obligated to close in the State of Delaware.

“Business Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, data communication lines and other information technology equipment, interfaces and related systems that are owned or used by the Company.

“Cash” means, without duplication, the total amount of cash and cash equivalents that would be reflected on a consolidated balance sheet of a Person prepared in accordance with GAAP, which, for the avoidance of doubt, (i) shall be calculated net of issued and uncleared checks, wire transfers and drafts, and (ii) shall include credit card receipts in transit and any cash, checks, wire transfers and drafts subject to deposits in transit or available for deposit for the account of such Person. For the avoidance of doubt, the foregoing definition shall be applied so that Cash resulting from the collection of receivables or other assets is recognized at the same time that the reduction in such receivable or other asset by reason of such collection is recognized, and that the reduction in Cash expended to pay payables and other liabilities or to acquire an asset is recognized at the same time as the reduction in payables or other liabilities or the creation of such asset by reason of such expenditure is recognized.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Law thereto, and all rules and regulations promulgated thereunder.

“Data Security Requirements” means all of the following to the extent relating to data treatment (including the access, collection, storage, transfer, processing, sharing, and use of data) or otherwise relating to privacy, security, data protection or data breach notification requirements: Laws, industry standards applicable to the industry in which the Company operates, contracts into which the Company has entered or by which it or any Purchased Asset is bound, and the Company’s own rules, policies, and procedures and any other rules, policies, or procedures by which Company is bound or to which Company has committed.

“ERISA Affiliate” means, with respect to any entity, any other entity, which, together with such entity, would be treated as a single employer (i) under Code Section 414(b) or (c) or (ii) for purposes of any benefit plan subject to Title IV of ERISA, under Code Section 414(b), (c), (m) or (o).

“Franchise Agreements” means, collectively, all active franchise agreements of the Company and any Asset Seller providing for the Knights Inn Franchise.

“Funded Indebtedness” means all Indebtedness specified in clauses (a), (b), (c), (d), and (f) of the below definition of Indebtedness.

“Indebtedness” means, without duplication, (a) any indebtedness for borrowed money, (b) any obligations in respect of drawings made under letters of credit or bankers acceptances, (c) any indebtedness evidenced by any note, bond, debenture or other debt security, (d) any guarantees by a Person of the types of indebtedness or obligations referred to in clauses (a) through (c) (including guarantees in the form of an agreement to repurchase or reimburse), or in respect of which a Person has assured a creditor against loss, (e) any Liabilities under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which Liabilities a Person assures a creditor against loss, (f) any indebtedness secured by a Lien (other than a Permitted Lien) on a Person’s assets, (g) any interest, penalty (prepayment or otherwise), fees, costs, premiums or expenses, to the extent due or owing in respect of any of the foregoing, whether resulting from their payment or discharge or otherwise, and (h) any Liability under the intercompany agreements listed on Section 6.1(b) of the Company Disclosure Schedule or other agreement or historical practice of allocation between the Company, on the one hand, and the Stockholder or any Affiliate, on the other hand, including any Liability with respect to any rewards program offered by Stockholder or any Affiliate or contribution towards compensation or benefits of any employee of Stockholder or any Affiliate.

“Knights Inn Franchise” means the right to develop or operate hotels under the Knights Inn brand, or license others to develop or operate hotels under the Knights Inn brand, within specific geographic areas or at specific locations.

“Knowledge” means, with respect to the Company, the actual knowledge of Robert Loewen, Tim Pruiett and Scott Buchalter after due and reasonable inquiry, and with respect to Purchaser, the actual knowledge of the directors and officers of Purchaser after due and reasonable inquiry.

“Law” or “Laws” means any foreign or domestic (federal, state or local) law, statute, ordinance, regulation, rule, code, or reporting or licensing requirement, including any interpretation or guidance thereof by any Governmental Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, known or unknown, liquidated or unliquidated, matured or unmatured, or otherwise.

“Material Adverse Effect,” as used in this Agreement with respect to the Company, the Business or the Asset Sellers, means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be, materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Business, taken as a whole, or (ii) the ability of any of the Stockholder, the Company, or any Asset Seller to perform its obligations under the Acquisition Documents to which it is a party or to consummate the Transactions; provided, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic or financial, credit or securities market conditions or prevailing interest rates, (B) general changes in the industries in which the Business operates, (C) changes or proposed changes in Law or GAAP or interpretations or enforcement thereof by any Governmental Authority, (D) the announcement or pendency of the Transactions, the fulfillment of the parties’ obligations under this Agreement, or the consummation of the Transactions, (E) actions or omissions by the Stockholder, the Company, or an Asset Seller at Purchaser’s request, (F) any failure of the Business to meet any projections or forecasts (provided, that this clause (F) shall not prevent a determination that any event, circumstance, change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect so long as such event, circumstance, change or effect is not otherwise excluded from determining whether there is a Material Adverse Effect), (G) weather, natural disasters, earthquakes, or other acts of God, or (H) acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such acts of war, sabotage or terrorism or military actions, in the case of each of clause (A) through (C), that do not disproportionately affect the Business, taken as a whole, as compared to other participants in the industries in which the Business is conducted.

“Material Adverse Effect,” as used in this Agreement with respect to Purchaser or the Stockholder, means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is materially adverse to the ability of Purchaser or the Stockholder, as applicable, to consummate the Transactions or otherwise to perform its obligations under any Acquisition Document to which it is a party.

“Off-the-Shelf Software” means any non-customized, commonly available or “off the shelf” Software that the Company or any Asset Seller licenses for use in the Business, in any individual case, under a license with a maximum payment obligation on the part of the Company of less than $25,000.

“Order” means any judgment, order, writ, injunction, ruling or decree of or any settlement under the jurisdiction of any Governmental Authority, whether temporary, preliminary or permanent.

“Permitted Liens” means (a) Liens for Taxes not yet due, payable, delinquent or subject to penalties for nonpayment or that are being contested in good faith, (b) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other similar Liens, in each case arising in the ordinary course of business for sums not yet due and payable or that are being contested in good faith, and (c) restrictions on the transfer of securities imposed by state or federal securities Laws.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning the day after the Closing Date.

“Software” means any and all computer programs, software and code, including all versions, translations, updates, revisions, improvements and modifications thereof, whether in source code, object code or executable code format, including systems, software application, software (including mobile apps), firmware, middleware, programming tools, scripts, routines, interfaces, input and output formats, libraries, data, data models and databases, and all related specifications and documentation, including developer notes, comments and annotations, flow charts, outlines, narrative descriptions, operating instructions, user manuals, training materials and tangible media relating to any of the foregoing.

“Straddle Period” means all Tax periods which begin on or before the Closing Date and end after the Closing Date.

“Tax Claim” means any written notice of assessment, proposed assessment, or claim by a Governmental Authority in an audit, administrative, or judicial proceeding with respect to Liability for Tax.

“Transition Services Agreement” means a Transition Services Agreement, in substantially the form attached hereto as Exhibit B, pursuant to which the Stockholder or its Affiliate(s) will provide certain post-Closing transition services to Purchaser or its Affiliate(s).

“Treasury Regulations” means the temporary and final income Tax regulations promulgated under the Code.

“Willful Breach” means a material breach of any representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

9.2.    Further Assurances. Each party hereto covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by any other party hereto to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

9.3.    Transaction Expenses. Except as otherwise specified in this Agreement, each of the parties hereto shall bear its own Transaction Expenses (as defined below) incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Transactions. “Transaction Expenses” as used in this Agreement shall include all out-of-pocket expenses (including all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution of this Agreement and the performance and consummation of the Transactions and all other matters contemplated hereby, together with any out-of-pocket costs and expenses incurred by any party hereto in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise.

9.4.    Entire Agreement; Modification or Amendment. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof. This Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto.

9.5.    Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions under this Agreement may be waived by any other party hereto to whom such compliance is owed only by an agreement in writing signed by the party against whom enforcement of such waiver is sought. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No failure on the part of any party to exercise, and no delay on the part of any party in exercising, any right, power, remedy or privilege under this Agreement or provided by Law, including the right or power to terminate this Agreement, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence thereto, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

9.6.    Assignment. This Agreement shall not be assignable, including by operation of law, by any of the parties hereto without the written consent of all other parties. Notwithstanding the foregoing, Purchaser may assign, without the consent of the Company, the Stockholder, or any Asset Seller its rights and obligations under this Agreement to a direct or indirect subsidiary or Affiliate of Purchaser, provided that Purchaser remains primarily obligated with respect to any assigned obligation. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and permitted assigns.

9.7.    Severability. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

9.8.    Notices.

(a)    All notices or other communications required or permitted under this Agreement shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier, by registered or certified mail, postage prepaid, return receipt requested, or by email or facsimile transmission with receipt confirmed by read receipt or automatic transmission report, as applicable, addressed as follows:

If to the Stockholder or an Asset Seller
(or the Company prior to Closing):	c/o Wyndham Hotels Group, LLC 14 Sylvan Way Parsippany, NJ 07054 Attention: Robert Loewen, Executive Vice President & COO

Email: robert.loewen@wyn.com

c/o Wyndham Hotels Group, LLC 14 Sylvan Way Parsippany, NJ 07054 Attention: Paul Cash, General Counsel & Secretary Facsimile: (973) 753-6760 Email: paul.cash@wyn.com

Copy to Counsel:	Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309 Attention: Sarah Ernst Facsimile: (404) 881-7777 Email: sarah.ernst@alston.com

If to Purchaser
(or the Company, after Closing):	Red Lion Hotels Franchising, Inc. 201 West North River Drive, Suite 100 Spokane, WA 99201 Attention: Tom McKeirnan, General Counsel Facsimile: 509.325.7324 E-mail: tom.mckeirnan@redlion.com

Copy to Counsel:	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 Attn: Richard Cohen Facsimile: (215) 689-1982 Email: rlcohen@duanemorris.com

(b)    All such notices or communications shall be deemed to be delivered (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (iii) in the case of mailing, on the fifth (5th) Business Day following the date of mailing, or (iv) in the case of email or facsimile transmission, upon confirmation by read receipt or automatic transmission report, as applicable. Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 9.8.

9.9.    Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) such court does not have subject matter jurisdiction, any other court of the state of Delaware or the United States District Court for the District of Delaware, in any action or proceeding arising out of or relating to this Agreement (except as otherwise provided in Section 1.5). Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Court of Chancery or any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

9.10.    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING TO THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.11.    Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

9.12.    Third Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any legal or equitable rights or remedies; provided, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: with respect to Section 9.13, the Non-Party Affiliates; and with respect to Section 9.16, Alston & Bird LLP.

9.13.    No Recourse. All claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons who are expressly identified as parties to this Agreement. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, the Acquisition Documents or the Transactions or for any claim based on, in respect of, or by reason of this Agreement, the Acquisition Documents or their respective negotiation or execution, and each party to this Agreement waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

9.14.    Specific Performance. The rights and remedies of the parties to this Agreement shall be cumulative. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms of this Agreement and that money damages would not be a sufficient remedy for any breach of this Agreement. Accordingly, in addition to and not in limitation of any other remedies available to the parties to this Agreement for a breach or threatened breach of this Agreement, the parties shall be entitled to specific performance of this Agreement and an injunction restraining any such party from such breach (or to seek specific performance of this Agreement and an injunction restraining any such party from any threatened breach). Each of the parties hereto herby waives any defense that a remedy at law would be adequate in any action for specific performance and any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

9.15.    Interpretation. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. Any singular term in this Agreement shall be deemed to include the plural and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction. As used herein, the words “to the extent” shall mean “to the degree” and not “if.”

9.16.    Waiver of Conflict; Disposition of Attorney-Client Privilege. In any dispute or proceeding arising under or in connection with this Agreement, the Stockholder shall have the right, at its election, to retain the firm of Alston & Bird LLP to represent it in such matter, and Purchaser, for itself and for its successors and assigns, hereby irrevocably waives, and shall cause the Company to waive, any objection and consent to any such representation in any such matter. Purchaser acknowledges that the foregoing provision shall apply regardless of whether Alston & Bird LLP provides legal services to the Company after the Closing. Purchaser, for itself and its successors and assigns, hereby irrevocably acknowledges and agrees that all communications among the Company, the Stockholder and their counsel, including Alston & Bird LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement or any other agreement contemplated hereby, or any matter relating to any of the foregoing, are privileged communications among the Company, the Stockholder and such counsel and after the Closing, the privilege shall remain within the exclusive control of the Stockholder. Neither Purchaser, the Company, nor any

Person purporting to act on behalf of or through Purchaser or the Company, will seek to obtain the same by any process. In addition, if the Transactions are consummated, all of the Company’s privileged records related to the Transactions will become property of (and be controlled by) the Stockholder, and Purchaser hereby irrevocably disclaims the right to assert a waiver by the Stockholder with regard to the attorney-client privilege solely due to the fact that such information is physically in the possession of the Company after the Closing. Alston & Bird LLP is an intended beneficiary of this Section 9.16 and is entitled to enforce such provision.

9.17.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile or as attachments to email.

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NOW, THEREFORE, the parties hereto have executed this Purchase Agreement by their duly authorized representatives as of the date first written above.

PURCHASER:

RED LION HOTELS FRANCHISING, INC.

By:	/s/ Gregory Mount
Name:	Gregory Mount
Title:	Chief Executive Officer

[Signature Page to Purchase Agreement]

STOCKHOLDER:

WYNDHAM HOTEL GROUP, LLC

BY:	/S/ ROBERT LOEWEN
NAME:	ROBERT LOEWEN
TITLE:	EXECUTIVE VP AND COO

COMPANY:

KNIGHTS FRANCHISE SYSTEMS, INC.

BY:	/S/ ROBERT LOEWEN
NAME:	ROBERT LOEWEN
TITLE:	EXECUTIVE VP AND COO

ASSET SELLERS:

WYNDHAM HOTEL GROUP CANADA, ULC

BY:	/S/ ROBERT LOEWEN
NAME:	ROBERT LOEWEN
TITLE:	EXECUTIVE VP AND COO

WYNDHAM HOTEL GROUP EUROPE LIMITED

BY:	/S/ JANICE TITCHENER
NAME:	JANICE TITCHENER
TITLE:	DIRECTOR

[Signature Page to Purchase Agreement]